SEB

2002-08-22

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

02049427

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

dlw 8/27

(Enclosure)

Skandinaviska Enskilda Banken

Postadress Mailing address	Besöksadress Office address	Telefon Telephone
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

File – No 82-3637

SEB

Stockholm, 22 August 2002

PRESS RELEASE

Interim report January-June 2002

Change programme is yielding results

- **Operating result* for the first six months: SEK 3,986 M (4,245 corresponding period last year)**
- **Operating result for the second quarter, isolated: SEK 1,970 M, compared to SEK 2 016 M in the first quarter.**
- **Total costs down by 10 per cent on a comparable basis**
- **Stable quarterly income level**
- **Credit losses at low levels**
- **Return on equity for the first six months: 12.3 per cent (13.4).**

* Includes pension compensation of SEK 567 M (529). Statutory operating profit (excluding pension compensation) amounted to SEK 3,419 M (3,716).

President's statement
Compared with the first quarter, market conditions have deteriorated in several respects. Stock markets plunged during the second quarter due to rising uncertainty about economic recovery and weakened confidence after the accounting scandals in the US.

The foreign exchange markets were also affected by a weaker dollar and an appreciating Swedish krona. In the fixed income market, however, interest rates remained at a low level.

Considering that the Stockholm stock market dropped 22 per cent during the second quarter, the level of income held comparably well. The main decline in volumes took place in the latter part of the second quarter; hence the negative impact on income level did not have full effect during this period. The business areas that have a high dependency on the stock market, Enskilda Securities, Private Banking and SEB Asset Management in particular, were affected by lower commission income.

Our change programme "3 C "(Customer satisfaction, Cross-servicing and Cost efficiency) is yielding results. Intensive work in order to provide our customers with such alternate investments as the corporate bond funds, stock index bonds and new deposit accounts has been successful. These efforts in combination with increased activity towards our customers have helped to moderate the downturn in income.

Our cost efficiency programme is progressing according to plan and all divisions have actively contributed resulting in total costs decreasing by 10 percent.

Asset quality remains stable. Credit losses stayed at a low level in spite of the weak economic environment. Non-performing loans continued to decrease.

The stock markets have deteriorated further since 30 June and global economic recovery seems even farther away. We will continue to focus on our cost efficiency programme, adjusting our cost level to the current economic climate, and support our customers through this difficult time.

Second quarter isolated

Result in line with previous quarter

Operating result for the second quarter isolated amounted to SEK 1,970 M (1,456 corresponding period last year). On a comparable basis this was 29 per cent above the level of 2001 and 7 per cent better than in first quarter 2002.

Total income, SEK 6,994 M, was on the same level as that of the previous quarter as well as that of the corresponding quarter last year.

Total costs, SEK 4,815 M, were virtually unchanged compared to the first quarter, but 11 per cent lower than the second quarter last year on a comparable basis. Staff costs and particularly other operating costs have been reduced.

Net credit losses, SEK 180 M, were in line with the previous quarter. Second quarter last year showed a higher degree of recoveries.

Half-year results

Operating result: SEK 4 billion

Operating result, including pension compensation, for the period January-June 2002 amounted to SEK 3,986 M (4,245). The comparison with the corresponding period 2001 was affected by one-off items, restructuring costs and currency translation differences. Adjusted for these items affecting comparability, the operating result increased by 10 per cent, in spite of the falling stock markets resulting in lower net commission income.

Net profit (after tax) for January-June amounted to SEK 2,725 M (2,813).

Stable income level

Total income during January-June amounted to SEK 14,042 M (14,897). Adjusted for one-off items and currency translation differences, income decreased by 4 per cent.

Net interest income amounted to SEK 6,771 M (6,213), an increase of 8 per cent on a comparable basis. The improvement was due to slightly increased volumes and somewhat decreased costs for funding. Net interest income has been at the same level over the past four quarters.

Net commission income decreased by 10 per cent to SEK 5,183 M (5,768), mainly due to the weak stock market development.

Net result of financial transactions amounted to SEK 1,306 M (1,527).

Other income was SEK 782 M (1,389). Capital gains, consisting of a number of minor transactions, totalled SEK 322 M (776). Adjusted for these and other items affecting comparability, other income was down 25 per cent. There were no one-off income items in the first half of 2002.

Continuously reduced costs

Total costs during January-June decreased by 8 per cent to SEK 9,626 M (10,480). On a comparable basis, total costs decreased by 10 per cent.

Staff costs, gross, decreased by 3 per cent to SEK 5,764 M (5,963). Lower performance-related compensation accounted for two thirds of the decrease. The reduction implies that the efficiency improvement measures have more than offset the general salary increase. Staff costs, gross, do not comprise compensation for pension costs of SEK 567 M (529). Staff costs, net, were SEK 5,197 M (5,434).

The average number of full time equivalents was 19,358 (19,852) during the first half of 2002. The average in June was 19,151 (19,988).

File – No 82-3637

Total IT-costs (here defined as a calculated cost for all IT-related activities including costs for own personnel) were reduced to SEK 1.9 billion (2.4). Of these calculated costs SEK 872 M (1,073) represented external costs.

In addition to the *restructuring costs* incurred during 2001, another SEK 200 M was charged during the first half of 2002.

Credit losses at low level
The Group's *net credit losses*, including changes in the value of assets taken over, amounted to SEK 369 M (200), of which SEK 196 M (212), in SEB Germany. The credit loss level was about the same as in the first quarter, 0.11 per cent. Last year the credit loss level was 0.06. Credit losses, gross, i.e. before recoveries, decreased to SEK 750 M (857).

Insurance operations
The result of total insurance operations (non-life, life and goodwill amortisation) is accounted on one line and shows a loss of SEK 44 M (gain: 52).

SEB Trygg Liv's result from ongoing business (excluding financial effects of short-term market fluctuations) was SEK 666 M (522). This result is not consolidated with the SEB Group. The division's operating result, a gain of SEK 31 M (loss: 76), is included in the Group's result.

The capital base of Nya Livförsäkringsaktiebolaget SEB Trygg Liv has been expanded by SEK 330 M, of which SEK 100 M in increased share capital and SEK 230 M in the form of subordinated debt. The purpose of this increase is to continue to develop the occupational pension business, in which traditional insurance forms an important part of the product offerings. The company has grown strongly as a result of the increased demand for traditional life insurance due to the prevailing market situation. The strengthened capital base will support future growth of the company.

The operating result for non-life insurance, mainly run-off, amounted to SEK 1 M (243). Capital gains of SEK 126 M from bond portfolio sales were included in the first quarter 2001.

Excess value in pension funds
As of 30 June 2002, total assets in SEB's pension funds amounted to SEK 15.4 billion, while commitments were SEK 9.9 billion. Accordingly the excess value amounted to SEK 5.5 billion. Approximately 60 per cent of the pension funds are invested in equities and 40 per cent in interest-related securities and other investments.

Assets under management
On 30 June, the SEB Group's assets under management totalled SEK 786 billion (892). Assets of SEK 513 billion (579) were managed by SEB Asset Management, SEK 108 billion (107) by SEB Germany and SEK 216 M (263) by Private Banking.

Credit portfolio
The overall development of the total credit portfolio has been stable during the first half of the year. Total credit exposure, including contingent liabilities and derivative contracts, amounted to SEK 969 billion (955 at year-end), of which loans and leasing, excluding repos, accounted for SEK 704 billion (718).

The public administration sector accounts for the largest increase in credit exposure, primarily in Germany. Exposure on the corporate sector declined somewhat during first half of the year.

Exposure on the telecom industry (operators and manufacturing companies) amounted to approximately SEK 13 billion (15), corresponding to 1.4 per cent (1.5) of the total credit portfolio. Within the IT-sector, the exposure totalled approximately SEK 3 billion (4).

The geographical distribution of the credit portfolio remained unchanged during the first half of the year. Sweden and the other Nordic countries accounted for almost 45 per cent, followed by Germany with 35 per cent. The three Baltic subsidiary banks' credit volumes continued to grow and totalled SEK 33 billion (30).

Exposure on emerging markets continued to decline during first half of the year and amounted to SEK 9.0 billion (9.7) net after deduction for provision for possible credit losses.

As per 30 June, *doubtful claims*, gross, amounted to SEK 14,808 M (15,822 at year-end 2001), of which SEK 7,585 M (8,161) in non-performing loans (loans where interest and amortisation are not paid) and SEK 7,223 M (7,661) in performing loans. The level of non-performing loans in relation to lending was 0.55 per cent (0.58) and the total level of doubtful claims, net, in relation to lending, was 1.32 per cent (1.37). The volume of pledges taken over amounted to SEK 240 M (265).

Capital base and capital adequacy

The capital base for the financial group of undertakings (i.e. excluding the insurance companies) amounted to SEK 55.2 billion as of 30 June 2002, (54.4 by the end of 2001). Core capital was SEK 39.3 billion (38.7), of which SEK 1.8 billion constituted so-called core capital contribution. Risk-weighted assets amounted to SEK 479 billion (501). The decline was due to the strengthening of the Swedish krona and to effects from the capital rationalisation programme within Merchant Banking.

As of 30 June 2002, the *core capital ratio* was 8.2 per cent (7.7) and the *total capital ratio* was 11.5 per cent (10.8). The Group's long-term goals to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent have thus been met.

In accordance with the decision made by the Board of Directors on May 6, SEB has acquired 7 million of its own shares for hedging of the employee stock options programme as decided by the Annual General Meeting on April 10, 2002. Accordingly, as required by regulations, the value of the acquired shares has been eliminated against shareholders' equity.

In August, the rating institute Moody's changed its outlook on SEB's rating from Stable to Positive.

Stockholm, 22 August 2002

Lars H. Thunell
President and Group Chief Executive

More detailed information is presented on the Internet (www.seb.net):

Appendix 1	SEB Trygg Liv
Appendix 2	SEB AG in the SEB Group
Appendix 3	Credit exposure by industry sector and geographical area
Appendix 4	Capital base for the SEB Financial Group of Undertakings
Appendix 5	Risk and capital management

Operational Profit & Loss Account quarterly performance six quarters
- The SEB Group
- The Divisions and business areas
- Bridge between new and previous accounting principles
- Revenue split
- One-off items
- Statutory Profit & Loss Account
- The SEB Group
- Skandinaviska Enskilda Banken

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for Financial Information, +46 8 763 85 60

This Interim Report has been reviewed by the Auditors of the Bank.

File – No 82-3637

Financial information during 2002-2003

6 November 2002	Interim Report January-September
13 February 2003	Annual Accounts 2002
8 May 2003	Interim Report January-March
21 August 2003	Interim Report January-June
6 November 2003	Interim Report January-September

Changes in accounting principles as of January 2002

Please note that SEB is following the Swedish Financial Supervisory Authority's recommendations regarding reporting of insurance operations for the statutory accounts and also for the operational accounts. This implies that the result from insurance operations is reported according to the same principles as associated companies – one-line accounting. This change has no impact on the Group's or the divisions' operating results.

In order to provide a complete overview of the Group's operations, SEB Trygg Liv is reported separately – including changes in surplus values.

File – No 82-3637

SEB Group

Operational Profit and Loss Account

SEK M	April–June 2002	April–June 2001	Change, per cent	Jan–June 2002	Jan–June 2001	Change, per cent	Full year 2001
Net interest income	3 430	3 154	9	6 771	6 213	9	13 011
Net commission income	2 601	2 864	-9	5 183	5 768	-10	11 186
Net result of financial transactions	652	544	20	1 306	1 527	-14	2 987
Other operating income	311	372	-16	782	1 389	-44	2 015
Total income	**6 994**	**6 934**	**1**	**14 042**	**14 897**	**-6**	**29 199**
Staff costs	-2 865	-3 061	-6	-5 764	-5 963	-3	-11 796
Pension compensation	273	231	18	567	529	7	1 002
Other operating costs	-1 733	-2 028	-15	-3 480	-4 165	-16	-8 282
Amortisation of goodwill	- 135	- 134	1	- 270	- 267	1	- 553
Depreciation and write-downs	- 246	- 274	-10	- 479	- 544	-12	-1 084
Merger and restructuring costs	- 109	- 70	56	- 200	- 70	186	- 661
Total costs	**-4 815**	**-5 336**	**-10**	**-9 626**	**-10 480**	**-8**	**-21 374**
Net credit losses etc *	- 180	- 66	173	- 369	- 200	85	- 547
Write-downs of financial fixed assets	- 9			- 9	- 48	-81	- 69
Net result from associated companies		22	-100	- 8	24	-133	- 20
Operating result from insurance operations**	- 20	- 98	-80	- 44	52	-185	- 36
Operating result	**1 970**	**1 456**	**35**	**3 986**	**4 245**	**-6**	**7 153**
Taxes	- 626	- 565	11	-1 234	-1 365	-10	-2 058
Minority interests	- 12	- 38	-68	- 27	- 67	-60	- 44
Net profit for the year	**1 332**	**853**	**56**	**2 725**	**2 813**	**-3**	**5 051**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

Key figures

	Jan–June 2002	Jan–June 2001	Full year 2001
Return on equity, %	12.3	13.4	11.9
Return on total assets, %	0.46	0.49	0.43
Return on risk-weighted assets, %	1.09	1.10	0.99
Earnings per share (ordinary number), SEK	3.87	3.99	7.17
Earnings per share (weighted average number) *, SEK	3.88	3.99	7.17
Cost/income ratio	0.69	0.70	0.74
Credit loss level, %	0.11	0.06	0.09
Provision ratio for doubtful claims, %	43.0	46.6	44.6
Level of doubtful claims, %	1.32	1.38	1.37
Level of non-performing loans, %	0.55		0.58
Total capital ratio, %	11.53	10.43	10.84
Core capital ratio, %	8.21	7.24	7.71
Number of full time equivalents, average	19 358	19 852	19 618
Number of e-banking customers, thousands	1 225	930	1 128
Assets under management, SEK billion	786	892	871
Risk-weighted assets, SEK billion	479	519	501

* SEB has repurchased 7 million Series A shares for the employee stock option programme.

File – No 82-3637

Operational Profit and Loss Account, quarterly basis

SEK M	2002:2	2002:1	2001:4	2001:3	2001:2
Net interest income	3 430	3 341	3 498	3 300	3 154
Net commission income	2 601	2 582	2 901	2 517	2 864
Net result of financial transactions	652	654	691	769	544
Other operating income	311	471	328	298	372
Total income	**6 994**	**7 048**	**7 418**	**6 884**	**6 934**
Staff costs	-2 865	-2 899	-2 963	-2 870	-3 061
Pension compensation	273	294	236	237	231
Other operating costs	-1 733	-1 747	-2 176	-1 941	-2 028
Amortisation of goodwill	- 135	- 135	- 150	- 136	- 134
Depreciation and write-downs	- 246	- 233	- 262	- 278	- 274
Merger and restructuring costs	- 109	- 91	- 358	- 233	- 70
Total costs	**-4 815**	**-4 811**	**-5 673**	**-5 221**	**-5 336**
Net credit losses etc *	- 180	- 189	- 206	- 141	- 66
Write-downs of financial fixed assets	- 9		- 20	- 1	
Net result from associated companies		- 8	- 38	- 6	22
Operating result from insurance operations**	- 20	- 24	- 34	- 54	- 98
Operating result	**1 970**	**2 016**	**1 447**	**1 461**	**1 456**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

Operational Profit and Loss Account by division

Jan-June 2002, SEK M	Nordic Retail & Private Banking	Corporate & Institutions	SEB Germany	SEB Asset Management	SEB Baltic & Poland	SEB Trygg Liv	Other incl eliminations	SEB Group
Net interest income	2 101	2 159	1 927	38	679		- 133	6 771
Net commission income	1 623	1 774	738	654	286		108	5 183
Net result of financial transactions	83	1 024	50	4	103		42	1 306
Other operating income	121	155	220	2	27		257	782
Total income	**3 928**	**5 112**	**2 935**	**698**	**1 095**		**274**	**14 042**
Staff costs	-1 472	-1 741	-1 333	- 235	- 359		- 624	-5 764
Pension compensation	261	116		24	1		165	567
Other operating costs	-1 268	-1 134	- 799	- 166	- 211		98	-3 480
Amortisation of goodwill		- 29		- 4	- 24		- 213	- 270
Depreciation and write-downs	- 22	- 62	- 165	- 11	- 111		- 108	- 479
Merger and restructuring costs	- 40	- 49		- 7			- 104	- 200
Total costs	**-2 541**	**-2 899**	**-2 297**	**- 399**	**- 704**		**- 786**	**-9 626**
Net credit losses etc *	- 57	- 38	- 196		- 80		2	- 369
Write-downs of financial fixed assets			- 5				- 4	- 9
Net result from associated companies	- 37		36		7		- 14	- 8
Operating result from insurance operations					19	31	- 94	- 44
Operating result	**1 293**	**2 175**	**473**	**299**	**337**	**31****	**- 622**	**3 986**

* Including change in value of seized assets

** Result from ongoing business in SEB Trygg Liv amounted to SEK 666 M (522).

File – No 82-3637

SEB Group

Statutory Profit and Loss Account

SEK M	April–June 2002	April–June 2001	Change, per cent	Jan–June 2002	Jan–June 2001	Change, per cent	Full year 2001
Income							
Interest income	*12 257*	*14 006*	*-12*	*23 762*	*27 859*	*-15*	*53 616*
Interest costs	*-8 827*	*-10 852*	*-19*	*-16 991*	*-21 646*	*-22*	*-40 605*
Net interest income	3 430	3 154	9	6 771	6 213	9	13 011
Dividends received **	27	46	-41	41	74	-45	95
Commission income	*3 043*	*3 314*	*-8*	*6 059*	*6 730*	*-10*	*13 039*
Commission costs	*- 442*	*- 450*	*-2*	*- 876*	*- 962*	*-9*	*-1 853*
Net commission income	2 601	2 864	-9	5 183	5 768	-10	11 186
Net result of financial transactions **	652	544	20	1 306	1 527	-14	2 987
Other operating income	284	326	-13	741	1 315	-44	1 920
Income from banking operations	**6 994**	**6 934**	**1**	**14 042**	**14 897**	**-6**	**29 199**
Costs							
Staff costs	-2 865	-3 061	-6	-5 764	-5 963	-3	-11 796
Other administrative and operating costs	-1 733	-2 028	-15	-3 480	-4 165	-16	-8 282
Depreciation and write-downs of tangible and intangible fixed assets ***	- 381	- 408	-7	- 749	- 811	-8	-1 637
Merger and restructuring costs	- 109	- 70	56	- 200	- 70	186	- 661
Costs from banking operations	**-5 088**	**-5 567**	**-9**	**-10 193**	**-11 009**	**-7**	**-22 376**
Profit/loss from banking operations before credit losses	**1 906**	**1 367**	**39**	**3 849**	**3 888**	**-1**	**6 823**
Net credit losses	- 186	- 58		- 373	- 207	80	- 549
Change in value of seized assets	6	- 8		4	7	-43	2
Write-downs of financial fixed assets	- 9			- 9	- 48	-81	- 69
Net result from associated companies		22	-100	- 8	24	-133	- 20
Operating profit from banking operations	**1 717**	**1 323**	**30**	**3 463**	**3 664**	**-5**	**6 187**
Operating profit from insurance operatio	- 20	- 98	-80	- 44	52	-185	- 36
Operating profit	**1 697**	**1 225**	**39**	**3 419**	**3 716**	**-8**	**6 151**
Pension compensation	273	231	18	567	529	7	1 002
Profit before tax and minority interest	**1 970**	**1 456**	**35**	**3 986**	**4 245**	**-6**	**7 153**
Current tax	- 499	- 421	19	- 991	- 942	5	-1 229
Deferred tax	- 127	- 144	-12	- 243	- 423	-43	- 829
Minority interests	- 12	- 38	-68	- 27	- 67	-60	- 44
Net profit for the year *	**1 332**	**853**	**56**	**2 725**	**2 813**	**-3**	**5 051**
* Earnings per share (ordinary), SEK	1.89	1.21		3.87	3.99		7.17
Ordinary number of shares, million	705	705		705	705		705
Earnings per share (weighted), SEK	1.90	1.21		3.88	3.99		7.17
Weighted number of shares, million	700	705		702	705		705

** Dividend on shares in Merchant Banking's trading portfolio has been reclassified by SEK 1,291 M in the first half of 2001, of which SEK 1,098 M in the second quarter.

*** Amortisation of goodwill for SEB Trygg Liv has been reclassified by SEK 37 M in the second quarter, SEK 74 M for the half year and SEK 147 M for the full year 2001.

File – No 82-3637

Balance sheet

SEK M	30 June 2002	31 December 2001	30 June 2001
Lending to credit institutions	155 298	175 380	166 393
Lending to the public	637 135	634 995	621 572
Interest-bearing securities	165 803	153 033	182 199
- Financial fixed assets	*5 889*	*4 094*	*5 070*
- Financial current assets	*159 914*	*148 939*	*177 129*
Shares and participations	19 048	10 227	11 982
Assets used in the insurance operations	56 156	66 459	68 927
Other assets	172 957	123 221	136 588
Total assets	**1 206 397**	**1 163 315**	**1 187 661**
Liabilities to credit institutions	222 449	221 686	225 346
Deposits and borrowing from the public	460 773	465 243	460 512
Securities issued, etc.	183 089	194 682	195 806
Liabilities of the insurance operations	54 345	64 111	66 314
Other liabilities and provisions	214 148	143 293	167 073
Subordinated liabilities	28 237	30 008	30 902
Shareholders' equity [1]	43 356	44 292	41 708
Total liabilities and shareholders' equity	**1 206 397**	**1 163 315**	**1 187 661**

1) Change in shareholders' equity

SEK M	30 June 2002	31 December 2001	30 June 2001
Opening balance	44 292	41 609	41 609
Dividend to shareholders	-2 818	-2 818	-2 818
Result, holding of own shares	- 8		
Swap hedging of employee stock option programme*	74	- 1	
Elimination of repurchased shares **	- 659		
Translation difference	- 250	451	104
Net profit for the period	2 725	5 051	2 813
Closing balance	**43 356**	**44 292**	**41 708**

* Including dividends received

** SEB has repurchased 7 million Series A shares for the employee stock option programme as described and decided at the Annual General Meeting

Cash flow analysis

SEK M	Jan-June 2002	Full year 2001	Jan-June 2001
Cash flow before changes in lending and deposits	1 779	-4 225	3 092
Increase (-)/decrease (+) in lending to the public	-2 658	-30 571	-16 308
Increase (+)/decrease (-) in deposits from the public	-4 470	45 356	40 625
Cash flow, current operations	-5 349	10 560	27 409
Cash flow, investment activities	-1 792	-2 201	-2 687
Cash flow, financing activities	-16 434	-11 321	-7 245
Cash flow	**-23 575**	**-2 962**	**17 477**
Liquid funds at beginning of year	43 570	46 532	46 532
Cash flow	-23 575	-2 962	17 477
Liquid funds at end of period	**19 995**	**43 570**	**64 009**

File – No 82-3637

Nordic Retail & Private Banking

Retail Banking, Private Banking and SEB Kort (cards) are the main business areas of the division, which has 1.5 million private customers and 120,000 small and medium-sized corporate customers - of which 680,000 are e-banking customers. The division also serves approximately 600,000 card customers in the Nordic area. In Sweden, SEB has 200 branch offices and 20 private banking centres as well as a full range Internet service and a 24h-telephone bank.

Profit and loss account

SEK M	Jan - June 2002	Jan - June 2001	Change, per cent	Full year 2001
Net interest income	2 101	2 129	-1	4 328
Net commission income	1 623	1 894	-14	3 645
Net result of financial transactions	83	93	-11	184
Other operating income	121	112	8	202
Total income	**3 928**	**4 228**	**-7**	**8 359**
Staff costs	-1 472	-1 460	1	-2 955
Pension compensation	261	244	7	461
Other operating costs	-1 268	-1 768	-28	-3 239
Depreciation and write-downs	- 22	- 37	-41	- 83
Merger and restructuring costs	- 40			- 184
Total costs	**-2 541**	**-3 021**	**-16**	**-6 000**
Net credit losses etc *	- 57	- 82	-30	- 69
Net result from associated companies	- 37	- 21	76	- 64
Operating result	**1 293**	**1 104**	**17**	**2 226**

* Including change in value of seized assets

Cost/Income ratio	0.65	0.71		0.72
Allocated capital, SEK M	7 200	7 000		7 000
Return on capital, %	25.9	22.7		22.9
Number of full time equivalents, average	4 940	5 143		5 033

Increased competition

The first six months of 2002 were above all characterised by declining stock markets. In Sweden, competition continued to increase on both the retail and the private banking markets with intensified activity from existing as well as new competitors. Internally, the division's focus remained on customer satisfaction and cost efficiency.

SEB's new savings account, 'Specialkonto", with one of the most attractive interest rates in the Swedish market, was received positively by customers.

The process of increasing the responsibilities and mandates of the local branch offices in order to strengthen the decision power closer to the customers continued.

Since May 2002, all SEB-customers can use their banking cards free of charge in the Group's ATMs in Estonia, Latvia and Lithuania, as already earlier in Germany. Since July, all ATM-withdrawals within the EMU-area are free of charge.

Increased result in spite of tough market

The division's result for the period increased by 17 per cent, mainly due to significant cost reductions, which have more than offset the fall in income. This has resulted in a significant improvement of the cost/income ratio and a considerable increase in return on capital.

Due to the declining stock markets, net commission income decreased by 14 per cent, which reduced the underlying values of assets under management as well as customers' activity levels.

Net interest income remained stable.

File – No 82-3637

The mortgage business developed steadily and SEB has increased its market share on the private market by 2 percentage units over the last three years (from 11.5 per cent to 13.6), in spite of new niche competitors in the market.

Cost reduction accelerated during the second quarter and the division's cost-cutting process runs according to plan. The target is to decrease the cost level by SEK 1 billion and the number of employees by 490 between mid-2001 and March 2003.

The programme covers two areas: *One-off items*, like the closing of the planned e-bank in the UK and restructuring of the operations in Norway and Denmark, represent almost 50 per cent of the reduction. The remaining part consists of a large number of activities within the ongoing business, e.g. increased co-operation within the division and with other parts of the Group, centralisation and co-ordination of staff and support functions and increased operational efficiency.

Credit losses decreased to SEK 57 M (82).

- **Retail Banking - costs down by 19 per cent**

The Retail area reported a result of SEK 773 M (575), an increase of 34 per cent. The cost efficiency programme together with lower transaction volumes reduced Retail Banking's costs by 19 per cent, to SEK 1,545 M (1,901).

Even though net commission income was down by 21 per cent due to the stock market development, the level of sales and customer activities is rising. Total income was SEK 2,317 M (2,511).

In May, SEB's Swedish Internet service was ranked number one by CyberCom, and later also by the magazine "Sparöversikt". The bank has decided to co-operate with the mobile telephone network operator Hi3G.

- **Private Banking – positive net new money in spite of weak market**

Total result for the period was SEK 283 M (313), a decrease of 10 per cent, mainly due to continued pressure on commission income, SEK 596 M (712). The business area's total income was SEK 929 M (1,002). Total costs were SEK 603 M (665), a decrease of 9 per cent.

The continued fall of the stock market affects both SEB's retail customers and the private banking area. Assets under management amounted to SEK 216 billion (263) at the end of June, a decrease of 16 per cent since January. However, intensified business activities led to an increase in new assets, especially in Sweden.

In April, SEB Private Bank SA opened a new branch in Zürich. In addition to Sweden, SEB also runs private banking operations in Norway, Denmark, Luxembourg, London and Geneva.

- **SEB Kort - improving a strong result**

SEB's card business unit, SEB Kort, showed a result of SEK 237 M (216). Total income was SEK 682 M (715), while total costs amounted to SEK 393 M (455).

The international travel market has not fully recovered since the end of last year, which had a negative impact upon the important segment of travel and entertainment cards.

The credit losses, SEK 52 M (44), were mainly due to forgeries and frauds, but this loss level is significantly lower than that reported by the international card business in general.

During spring 2002, SEB Kort was declared "preferred partner" in central acquiring by the international airline organisation, IATA. For example KLM is a new user of SEB Kort's central acquiring programme.

In Norway, the new product Purchase Account was introduced during the spring. A number of large companies have a demand for this product, which will also be introduced within the rest of the SEB Group.

SEB Card Denmark and Norway were both top ranked for customer satisfaction within the financial service-sector at the annual Tele-performance Grand Prix.

Corporate & Institutions

The division is responsible for 3,500 medium- sized companies, 800 large corporations and 1,100 financial institutions. It comprises Merchant Banking (including the merchant banking part of SEB AG, Securities Services and parts of Mid Corporate) and Enskilda Securities (SEB's institutional equity and corporate finance unit) and operates in eleven countries.

Profit and loss account

SEK M	Jan - June 2002	Jan - June 2001	Change, per cent	Full year 2001
Net interest income	2 159	1 959	10	4 007
Net commission income	1 774	2 290	-23	4 431
Net result of financial transactions	1 024	1 098	-7	2 165
Other operating income	155	77	101	168
Total income	**5 112**	**5 424**	**-6**	**10 771**
Staff costs	-1 741	-1 881	-7	-3 762
Pension compensation	116	117	-1	218
Other operating costs	-1 134	-1 223	-7	-2 450
Amortisation of goodwill	- 29	- 27	7	- 56
Depreciation and write-downs	- 62	- 79	-22	- 160
Merger and restructuring costs	- 49			- 35
Total costs	**-2 899**	**-3 093**	**-6**	**-6 245**
Net credit losses etc *	- 38	132	-129	149
Operating result	**2 175**	**2 463**	**-12**	**4 675**
* Including change in value of seized assets				
Cost/Income ratio	0.57	0.57		0.58
Allocated capital, SEK M	15 000	15 500		15 500
Return on capital, %	20.9	22.9		21.7
Number of full time equivalents, average	3 210	3 263		3 322

Weak financial markets
The first six months of 2002 were characterised by a dramatic change in market sentiment. Despite encouraging economic data uncertainty about the global economic recovery increased during late spring and early summer.

The view of the US dollar has undergone a marked change since March. The currency has depreciated by 12 per cent against the Euro and by 8 per cent against a trade-weighted index. The Swedish krona appreciated by 14 per cent against the dollar, encouraged by speculations about an upcoming EMU-decision. Uncertainty about corporate earnings has increased significantly, not only due to questions about the economic outlook but also due to accounting irregularities. This has also put the dollar under pressure.

These factors of uncertainty have together created a negative sentiment in the stock market and stock prices have come under substantial pressure, severely affecting the Swedish stock market and the division's equity-related business.

Lower result but strong return
The lower result was mainly due to the weak stock market trend, which had a negative effect on Enskilda Securities' income. Another reason was a net recovery of SEK 126 M that Merchant Banking reported last year compared to a net credit loss of SEK 40 M this year. Return on allocated capital was 20.9 per cent (21.7 full year 2001).

- **Merchant Banking**

The result of Merchant Banking amounted to SEK 2,033 M (2,158). Compared with 2001, the result before credit losses was slightly higher at SEK 2,073 M (2,032).

Despite adverse market conditions income was good and up by 5 per cent during the second quarter compared with the first quarter of 2002. For the first six months income was 1 per cent higher than in the corresponding

period last year. Costs were down, both compared with the first quarter 2002 and with the corresponding period last year, excluding restructuring costs.

Trading & Capital Market's income continued to grow, for the sixth consecutive year. The corporate banking business continued to mature in terms of volumes and margins, with negative effects on income. The weak stock market still has a negative impact on Securities Services' result. The number of structured finance transactions remained low. The change of business mix continues according to plan, with growing business from financial institutions and stable underlying volumes from corporate customers.

Merchant Banking continued its active work in order to reduce costs in the long term within the mature areas. As a result of increased cost efficiency, investments in selected growth areas will be possible. In spite of these investments the underlying cost level (costs excluding performance-related remuneration, restructuring costs and exchange rate effects) was 3 per cent lower than in 2001.

Asset quality remained high and credit losses were SEK 40 M.

During the first half of 2002, Merchant Banking received awards within several areas. The business area was ranked number nine in global foreign exchange trading in terms of market share by Euromoney in July 2002. It also regained its top position within Fixed Income in the Swedish Prospera Client Survey 2002, with number one positions within client relationship and research. SEB Företagsinvest was ranked as the fourth venture capital firm in the annual Swedish Entrepreneurs' Survey.

Merchant Banking's Internet application for financial trading and information, Trading Station, has been further developed and customers are now offered straight-through processing possibilities, ensuring that the deal automatically goes into the client's financial system. Merchant Banking's German operation launched the Trading Station in Germany during the second quarter of 2002.

- **Enskilda Securities**

The low activity on the Nordic equity markets continued during the second quarter 2002. Compared with last year, total equity turnover on the Nordic stock exchanges dropped by 25 per cent. On the same markets, merger & acquisition volumes in monetary terms fell by 27 per cent and Initial Public Offerings (IPO) by 74 per cent during the period.

Despite this negative trend, Enskilda Securities managed to retain a strong position on the Nordic Exchanges. In the difficult and weak corporate finance markets, Enskilda Securities remained a strong competitor during the first half of 2002. Enskilda Securities' role as financial advisor in the Ericsson rights issue, as joint lead manager of the IPO of Intrum Justitia and as joint global co-ordinator of the IPO of Alfa-Laval are examples of the largest transactions so far in 2002.

Enskilda Securities' result was SEK 142 M (305).

Total revenues fell by 28 per cent during the period. All product areas posted lower revenues. In particular, trading revenues declined due to the unfavourable stock markets. Secondary commission income, which is the single most important revenue source, dropped by 10 per cent compared with the corresponding period last year.

Total pre-bonus costs decreased by 9 per cent and post-bonus by 20 per cent. The ambition is to reduce pre-bonus costs by 15 per cent during 2002 compared with 2001. The number of personnel decreased by 9 per cent compared with the corresponding period last year.

File No 82-3637

SEB Germany

The division serves one million private customers as well as small and medium-sized corporations, institutions and real estate companies throughout Germany. Customers are able to access its services via 177 branches, 30 advisory centres, Internet and telephone banking.

The division does not comprise those parts (large corporate customers, trading operations and former "Skandinaviska Enskilda Banken AG) which are included within the Corporate & Institutions division. Information regarding the legal unit SEB AG Group accounted in euro can be found on www.seb.net.

Profit and loss account

SEK M	Jan - June 2002	Jan - June 2001	Change, per cent	Full year 2001
Net interest income	1 927	1 990	-3	4 119
Net commission income	738	693	6	1 365
Net result of financial transactions	50	80	-38	101
Other operating income	220	377	-42	551
Total income	**2 935**	**3 140**	**-7**	**6 136**
Staff costs	-1 333	-1 371	-3	-2 651
Other operating costs	- 799	- 854	-6	-1 816
Depreciation and write-downs	- 165	- 187	-12	- 369
Total costs	**-2 297**	**-2 412**	**-5**	**-4 836**
Net credit losses etc *	- 196	- 212	-8	- 478
Write-downs of financial fixed assets	- 5			- 2
Net result from associated companies	36	27	33	75
Operating result	**473**	**543**	**-13**	**895**

* Including change in value of seized assets

	Jan - June 2002	Jan - June 2001	Full year 2001
Average exchange rate SEK/EUR	9.16	9.06	9.25
Cost/Income ratio	0.78	0.77	0.79
Allocated capital, SEK M	10 200	10 600	10 800
Return on capital, %	6.7	7.4	6.0
Number of full time equivalents, average*	3 842	3 933	3 916

* excluding 133 temporary staff working with euro conversion during the beginning of 2002

Weak financial markets

Today's market situation in Germany is characterised by a weak economy, the highest number of insolvencies among small and medium-sized companies for years, a weak local stock market driven by the development in the U.S. and low market interest rates. Customer behaviour is in general conservative. The most successful product offerings at present are those limiting risk and promising long-term growth, such as real estate funds.

New sales and underlying earning capacity improved

Although the market interest rate is still below our expectations, net interest income was almost in line with 2001. New sales of mortgage loans, SEK 3,544 M, improved by 36 per cent compared to the first half of last year. Prolongation of mortgage loans, SEK 2,336 M, improved by 43 per cent.

In June, SEB Germany entered a deal with Volkswagen Bank Direkt to provide the carmaker's customers with full access to on-line securities transactions including SEB's mutual funds. Volkswagen Bank Direkt is a telephone- and Internet bank with half a million customers and EUR 5 billion in deposits.

Net commission income developed comparably well during the first half of 2002, showing a 6 per cent improvement compared with 2001 as a result of a strong sales focus.

SEB Invest Money Market ranks number one among money market funds in Germany. For the seventh time, the SEB ImmoInvest mutual real estate fund was ranked number one. Net sales of funds, SEK 6 billion, more than doubled compared to the first half of 2001.

However, a difficult third quarter regarding commission income is expected, particularly since the stock market is under heavy pressure again since the end of June.

Net result of financial transactions was down by 38 per cent compared with 2001 due to the development of interest-bearing securities and lower price gains. Compared with the first quarter the trend was a little more positive during the second quarter of this year.

Assets under management amounted to SEK 108 billion, a decrease of 4 per cent compared to the previous quarter but slightly higher than during the corresponding period in 2001.

The number of e-banking customers remained stable at 241,000, while the activity level continued to increase.

The underlying earning capacity improved compared with last year when one-off effects are taken into consideration.

Cost efficiency continuously improved
The cost efficiency programme led to a lower cost level of SEK 2,297 M (2,412) during the first half of 2002. Compared with the first half of 2001, staff costs decreased by 3 per cent while other costs were down by 6 per cent.

During the first half of 2002 major cost reductions were achieved by moving the headquarters to new premises at considerably lower rents and through cost cuts within staff units. Future cost reduction activities include IT synergies within the SEB Group, now under implementation.

Net credit losses were 8 per cent lower compared with the corresponding period last year.

Benchmark for customer satisfaction
The continuous improvement of the customer satisfaction in SEB Germany is part of the change programme. The Retail Banking and Institutional Clients business areas were best practice within their respective client segments during 2001. It is our ambition to defend this position also in 2002 through further improvement measures.

File - No 82-3637

SEB Asset Management

SEB Asset Management offers a full spectrum of investment products for institutions, life insurance companies and retail clients - from low-risk portfolios to private equity and hedge funds. In addition to Stockholm, where the majority of staff is employed, SEB Asset Management has offices in Copenhagen, Helsinki, New York and Stamford. Within the division more than 100 persons are engaged in portfolio management.

Profit and loss account

SEK M	Jan - June 2002	2001	Change, per cent	Full year 2001
Net interest income	38	53	-28	100
Net commission income	654	772	-15	1 506
Net result of financial transactions	4	6	-33	14
Other operating income	2	1	100	11
Total income	**698**	**832**	**-16**	**1 631**
Staff costs	- 235	- 290	-19	- 567
Pension compensation	24	27	-11	46
Other operating costs	- 166	- 215	-23	- 432
Amortisation of goodwill	- 4	- 5	-20	- 8
Depreciation and write-downs	- 11	- 12	-8	- 23
Merger and restructuring costs	- 7			- 54
Total costs	**- 399**	**- 495**	**-19**	**-1 038**
Operating result	**299**	**337**	**-11**	**593**
Cost/Income ratio	0.57	0.59		0.64
Allocated capital, SEK M	1 700	1 700		1 700
Return on capital, %	25.3	28.5		25.1
Number of full time equivalents, average	423	522		512

Significant cost reductions

During the first half of 2002 the Swedish stock market fell by 22 per cent (SIX Portfolio Index) and the global markets by 21 per cent. The division's total assets under management were SEK 513 billion (579), 9 per cent less than at year-end 2001. Due to the downturn of the market, the equity part of total assets under management decreased to 41 per cent (52).

Despite the bear market, leading to reduced assets under management and consequently declining revenues, SEB Asset Management improved its cost/income ratio and the result per employee increased from SEK 1.3 million to SEK 1.4 million on a yearly basis.

SEB Asset Management showed an operating result of SEK 299 M (337), a decrease of 11 per cent. Income declined by 16 per cent, mainly explained by a decrease in value in the equity portfolios. The main decline in volumes took place in the latter part of the second quarter; hence the negative impact on income level did not have full effect during this period. Costs were reduced by 19 per cent primarily due to staff reductions.

Positive net inflow in spite of tough market conditions

Weak stock markets had a negative impact on sales, which is a trend that can be seen in the entire industry. Total accumulated net sales were considerably lower than in previous years. However, the business in Denmark, Finland and the U.S. has successfully gained a number of new mandates while institutional sales in Sweden were generally weak.

During the first half year 2002, the net inflow to SEB's mutual funds in Sweden totalled SEK 5.8 billion (4.0). The successful launch of the new product line corporate bond funds, the first of its kind on the Swedish market, has attracted a considerable amount of capital. In addition, net sales of mutual funds in Denmark and Finland amounted to SEK 3.8 billion. SEB's market share of mutual funds in Sweden was 17.7 per cent (18.5).

Mutual funds totalled SEK 159 billion (189), representing 31 per cent of total assets under management.

Improved performance
All life portfolios reported improved performance relative to benchmark during the second quarter and, in general, SEB's mutual funds performed above average in comparison with the Bank's peers in the Nordic market. Nevertheless, the ambition is to further improve performance as regards mutual funds.

SEB Asset Management in Denmark has received its first Morningstar-rating of four funds, of which one received five stars and the others four stars each. This has placed the entity at the top, with the highest average Morningstar-rating of equity funds in Denmark.

Present and planned activities
Total costs were substantially lower than last year, in line with the "3 C" Change Programme, primarily as a result of structural changes and staff reductions. To further decrease costs, Asset Management is streamlining and simplifying the supply of mutual funds in Sweden. Approximately 30 funds will be merged or closed during the second half of this year.

Since June 2001, the staff has been reduced by approximately 120 full-time equivalents, or 23 per cent, which is above the target set in the Change Programme.

SEB Asset Management has decided to outsource the administrative and technical property management of its real estate operations in Stockholm. An agreement to this effect has been signed with NewSec, and became effective on August 1, 2002. These changes will involve around 80 employees, of whom 60 will be transferred to NewSec. Outsourcing of property management is not included in the above mentioned staff reduction figures.

A new order management system has been implemented at the trading desk in Stockholm for electronic trading via FIX (Financial Information Exchange protocol). This will enable us to further streamline processes, and to achieve increased efficiency and reduced costs.

File - No 82-3637

SEB Baltic & Poland

The division comprises the three wholly-owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania). The three banks serve 1.2 million individual customers and 120,000 corporations via a branch network that comprises some 200 branch offices, and via Internet banks. The listed Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent also forms part of the division.

Profit and loss account

SEK M	Jan - June 2002	Jan - June 2001	Change, per cent	Full year 2001
Net interest income	679	520	31	1 183
Net commission income	286	271	6	596
Net result of financial transactions	103	124	-17	197
Other operating income	27	93	-71	135
Total income	**1 095**	**1 008**	**9**	**2 111**
Staff costs	- 359	- 328	9	- 673
Pension compensation	1	1		2
Other operating costs	- 211	- 198	7	- 451
Amortisation of goodwill	- 24	- 24		- 49
Depreciation and write-downs	- 111	- 106	5	- 217
Total costs	**- 704**	**- 655**	**7**	**-1 388**
Net credit losses etc *	- 80	- 67	19	- 133
Write-downs of financial fixed assets		- 48		- 67
Net result from associated companies	7	25	-72	2
Operating result from insurance operations	19			22
Operating result	**337**	**263**	**28**	**547**

* Including change in value of seized assets

	Jan - June 2002	Jan - June 2001	Change, per cent	Full year 2001
Cost/Income ratio	0.64	0.65		0.66
Allocated capital, SEK M	2 750	2 750		2 750
Return on capital, %	17.6	13.8		14.3
Number of full time equivalents, average	4 326	4 359		4 114

Continued economic growth

Economic growth is expected to continue in the Baltic region. A weakening export sector is offset by continued strong domestic demand. In total, an increase of GDP of slightly above 4 per cent is forecast for all three countries for 2002.

The strong economy is reflected in SEB's subsidiary banks. The number of customers has increased by 12 per cent compared to June 2001. During the same period, the number of Internet customers increased by 83 per cent to 291,000. During the first half of this year the loan portfolio increased by 4 per cent (11 per cent after adjustments for currency fluctuations), of which Unibanka in Latvia experienced the strongest increase. Demand for mortgage loans and strong domestic demand in general are the main reasons behind this expansion. Deposits increased by 5 per cent (8 per cent after adjustments for currency fluctuations). The market for savings products is relatively immature but rising demand can be foreseen. Both Estonia and Latvia are launching pension reforms, which are expected to lead to an increase in mutual funds savings.

Poland's GDP growth is expected to be about 2 per cent this year. The reason for this comparably low growth rate is found in poor domestic demand. Weak exports contribute to the lower growth rate, with Germany being the biggest export market.

Result increases further

After adjustments for extraordinary revenues last year the increase in operating result amounted to 65 per cent. After these adjustments, the increase in income was 14 per cent, mainly due to higher lending and deposit volumes. Costs increased by 7 per cent to SEK 704 M, primarily as a result of expansion in volumes and products.

File No 82-3637

Contribution from BOS Bank is included in the division's result by SEK 7 M.

Increased co-operation
Intensive efforts have been made to improve cross-servicing and customer satisfaction. The three Baltic banks can for example now offer one-point-of-entry solutions to the Pan-Baltic customers. Credit as well as treasury functions continue to become more integrated with the parent company and its standards. In Latvijas Unibanka cash collection and security services have been outsourced for increased efficiency. Similar activities are under way in Vilniaus Bankas.

As regards BOS, a new President has been appointed together with other management changes. BOS has an explicit strategy to increase its focus on small- and medium sized companies as well as private individuals in order to gain market shares within these segments.

File - No 82-3637

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance and has slightly more than 1 million customers, mainly in Sweden.

Traditional life insurance operations are conducted in the mutual insurance companies Nya and Gamla Livsförsäkringsaktiebolaget SEB Trygg Liv, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account

SEK M	Jan - June 2002	2001	Change, per cent	Full year 2001
Total income	744	741	0	1 493
Total costs	- 703	- 809	-13	-1 563
Result from associated companies	- 10	- 8		- 9
Operating result*	31	- 76		- 79
Change in surplus values, net	635	598	6	1 241
Result from ongoing business	666	522	28	1 162
Change in assumptions				620
Financial effects of short-term market fluctuations	-1 248	- 485		-1 199
Total result, net	- 582	37		583
Allocated capital, SEK M	3 900	3 900		3 900
Return, ongoing business, before tax, %	24.6	19.3		21.5
Number of full-time equivalents, average	806	869		862

* In the SEB Group reporting, SEB Trygg Liv is accounted for according to the same principles as associated companies – one line accounting. Thus only the Operating result is consolidated with the SEB Group's accounts. More detailed information on SEB Trygg Liv can be found on www.seb.net.

Improved result

The result from ongoing business, i.e. including change in surplus values, improved to SEK 666 M (522), based on continued shifting from single-premium to regular premium policies combined with lower costs.

Revenues (remuneration for management agreements, insurance fees and net interest) were at the same level as a year earlier. Lower asset values for unit-linked insurance and an increased proportion of interest-bearing investments with lower fees were offset by a better result for traditional insurance and increased net interest.

Continued savings measures and lower distribution fees resulted in a lower cost level of SEK 703 M (809), a reduction of 13 per cent. Costs during the second quarter 2002 were 11 per cent lower than during the first quarter 2002. The average number of full-time equivalents was reduced by 63, which reduced staff costs by 9 per cent.

As a result of the retained level of revenues and reduced costs, operating result, i.e. result before change in surplus value, rose by SEK 107 M to SEK 31 M. Short term market fluctuations, i.e. the declining stock markets, naturally had a negative impact on total result net.

Sales affected by stock market decline

The decline in the world's stock markets continued to affect sales of savings products, including insurance savings. SEB Trygg Liv's sales measured as weighted volume amounted to SEK 13,647 M (15,811), a decline of 14 per cent. Non-insurance-related sales related to pension products (IPS and premium pensions) totalled SEK 1,101 M (1,038), weighted volume.

File No 82-3637

The trend is the same as in 2001. Single-premium endowment insurance continues to decline while regular occupational pension increases, but at a slower rate than previously. This means a continued increase in company-paid insurance, from 65 to 74 per cent. A large portion of corporate pensions is sold via insurance brokers. Accordingly, it is encouraging that in April SEB Trygg Liv was named "Life Insurance Broker of the Year" by the Swedish Association of Insurance Brokers.

The share of unit-linked insurance was predominant, with 75 per cent (77). Consequently, the trend towards an increasing proportion of traditional insurance noted during the stock market fall continued, although the pace has slowed down.

To a limited extent, customers made additional premium payments on their insurance, probably due to the market situation, and premium income declined by 15 per cent to SEK 7,296 M (8,560).

Assets under management amounted to SEK 208 billion (236), a decline of 12 per cent, or 8 per cent measured from year-end 2001.

In June, SEB Trygg Liv signed a three-year agreement with Stadsmissionen (Stockholm City Mission) to support Bostället in Stockholm, a kind of halfway house for the homeless. Through becoming a project partner in Bostället, SEB Trygg Liv is making a contribution to society and supporting efforts to help a group of people in need.

File No 82-3637

SEB share
SEK


160
140
120
100
80
60
40
00
01
02
SEB Share
European Bank Index
"Affärsvärldens" General Index

Rating

Moody's Short	Moody's Longterm	Standard & Poor's Short	Standard & Poor's Longterm	Fitch Short	Fitch Longterm
[illegible]	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	[illegible]	AA+
P-3	Aa2	[illegible]	AA	F2	AA
	Aa3	A-3	AA-	F3	AA
	A1		A+		[illegible]
	[illegible]		A		A
	A3		[illegible]		A
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB

SEB's rating has remained unchanged during 2002. In August, the rating institute Moody's changed its outlook for SEB's rating from Stable to Positive.

SEB's major shareholders
By the end of June 2002

Percent of capital

Investor	19,8
Trygg Foundation	9,3
Alecta (former SPP)	2,9
SEB Funds	2,8
Skandia	2,2
AFA	1,9
Foreign shareholders	23,3

File No 82-3637

Appendix 1 SEB Trygg Liv

SEB Trygg Liv represents the SEB Group's life insurance business according to a bank-assurance concept, i.e. an integrated banking and insurance business. The purpose of the concept is to offer SEB Trygg Liv's and SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. Since 1995 the share has increased from 24 to 40 per cent.

SEB Trygg Liv offers both unit-linked and traditional insurance. However, sales are focused on unit-linked, which represents 75 per cent of total sales. As of 30 June 2002 SEB Trygg Liv was the market leader on the unit-linked market with a share of 24.4 per cent (25.9) of assets under management. The share of weighted* new business was 20.5 per cent (18.7 full year 2001).

SEB Trygg Liv has a strong position in the private market within fund-related endowment insurance. The market share, weighted* new business, was 17.9 per cent (19.6 full year 2001). Sales of endowment insurance is highly correlated to the development on the stock markets and has been negatively affected by the downward stock market trend during the last two years. Private pension savings are more stable and SEB's sales in the area consist mainly of the product IPS, Individual Pension Savings. SEB is one of the leading suppliers within non-insurance-related pension savings, with a market share of approximately 14 per cent.

In the corporate market, which constitutes almost 70 per cent of the total market, SEB Trygg Liv's market share within fund-related occupational pension is 23.2 per cent (18.6 full year 2001) of weighted new business. SEB Trygg Liv's ambition is to further develop the occupational pension business, partly through deeper co-operation with the organisation of medium-sized and large corporations within the Bank, partly through continued co-operation with independent life insurance brokers, who account for nearly 60 per cent of sales. The occupational pension market is stable and less dependent on the general business cycle compared to the market of endowment insurance.

One effect of the growing occupational pension business and the diminishing endowment insurance business is an increase in sales of regular premium policies compared to single premium policies. As of 30 June 2002 regular premiums represent 83 per cent compared to 74 per cent in the previous year. This increases the future value of sales but at the expense of increased sales costs, which in a short-term perspective has a negative impact on the operating result.

* Single premiums plus regular premiums times ten.

SEK M

	Q2 02	Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
Sales volume insurance (weighted*)						
Total	**5,393**	**8,254**	**6,802**	**6,032**	**7,535**	**8,276**
Traditional life insurance	1,298	2,180	1,739	1,735	1,943	1,617
Unit-linked insurance	4,095	6,074	5,063	4,297	5,592	6,659
Private paid	1,467	2,097	2,074	1,354	2,270	3,262
Corporate paid	3,926	6,157	4,728	4,678	5,265	5,014
Single premium	983	1,344	1,212	802	1,945	2,176
Regular premium	4,410	6,910	5,590	5,230	5,590	6,100
Premium income						
Total	**3,355**	**3,941**	**4,169**	**2,799**	**4,203**	**4 357**
Traditional life insurance	1,111	1,172	1,877	1,050	1,303	1,292
Unit-linked insurance	2,244	2,769	2,292	1,749	2,900	3,065

File No 82-3637

Assets under management						
Total	**208,800**	**226,800**	**226,600**	**213,300**	**235,900**	**228,600**
Traditional life insurance	159,000	169,000	168,400	161,500	175,800	173,100
whereof Gamla Liv	*150,800*	*161,000*	*160,800*	*154,800*	*168,800*	*166,200*
Nya Liv	*8,200*	*8,000*	*7,600*	*6,700*	*6,900*	*6,900*
Unit-linked insurance	49,800	57,800	58,200	51,800	60,100	55,500

New business margin

One way to analyse the result of sales efforts is to determine the new business margin. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The margin may vary depending on product mix and sales costs. The improvement during the first half of 2002 is due to a higher share of regular premium business and lower costs.

SEK M	Half year 2002	Full year 2001
Sales volumes weighted (regular + single/10)	1,365	2,865
Present value of new sales	665	1,347
Selling expenses	-438	-1,029
New business profit	**227**	**318**
New business margin (9 % discount rate)	**16.6 %**	**11.1 %**

Result

When analysing a life insurance company's result and profitability it must be taken into consideration that an insurance policy often has a long duration. That leads to an unbalance between income and costs at the time when a policy is signed. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the selling point.

Income mainly consists of unit-linked fees (usually 0.65 per cent of premiums paid plus SEK 180 per policy and year), fund management fees (varying depending on the chosen type of fund) and interest. Compensation for assignments with the mutual entities should be added. Growth in assets under management (i.e. net flow of premiums paid and change in the asset value) and to a smaller extent the sales of the specific period is thus of importance for the development of the income. The value of sales has to be evaluated on a more long-term basis.

Costs, on the other hand, are highly affected by sales in the current period, when most of the sales costs are incurred. This has a negative impact on the operating result and makes it difficult to get a correct picture of the company's profitability over time, especially in periods of rapid sales growth. Particularly sales of corporate pension plans with long duration lead to an initial unbalance between income and costs as commission paid at point of sale is based on the total value of the policy. To some extent this is taken care of through capitalisation of acquisition costs which are depreciated over time.

In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values, being the present value of future profits from existing insurance contracts. SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting.

The result of SEB Trygg Liv does not include the result of Gamla Livförsäkringsaktiebolaget SEB Trygg Liv and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. These two mutual entities are not consolidated with the SEB Trygg Liv Holding group, which however receives a fee for administrative and sales services provided. This means, for example, that the group takes no risk with respect to changes in values in these investment portfolios.

The capital base of Nya Livförsäkringsaktiebolaget SEB Trygg Liv has been increased by SEK 330 M, of which SEK 100 M in increased share capital and SEK 230 M in the form of subordinated debt. The purpose of this increase is to continue to develop the occupational pension business, in which traditional insurance forms an important part of the product offerings. The company has grown strongly as a result of the increased demand for traditional life insurance due to the prevailing market situation. The strengthened capital base will support the future growth of the company.

File No 82-3637

Profit and loss account, SEK M	Q2 02	Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
Administration agreements, traditional insurance	91	103	100	94	93	91
Unit-linked insurance	216	241	243	213	250	243
Risk business and other	49	44	38	64	27	37
Total income	**356**	**388**	**381**	**371**	**370**	**371**
Operating expenses	-310	-403	-463	-382	-414	-444
Capitalisation of acquisition costs, net	3	54	102	24	46	59
Goodwill and other	-24	-23	-3	-32	-29	-27
Total costs	**-331**	**-372**	**-364**	**-390**	**-397**	**-412**
Result associated companies	-4	-6	4	-5	-5	-3
Operating result	**21**	**10**	**21**	**-24**	**-32**	**-44**
Change in surplus values, gross	399	293	322	447	251	452
Deferred acquisition costs, net	-3	-54	-102	-24	-46	-59
Total result ongoing business	**417**	**249**	**241**	**399**	**173**	**349**
Change in assumptions [1]	0	0	620	0	0	0
Financial effects due to short term fluctuations	-1,054	-194	189	-903	159	-644
Total result net	**-637**	**55**	**1,050**	**-504**	**332**	**-295**
Expense ratio, per cent [2]	9.2 %	10.2 %	11.1 %	13.6 %	9.9 %	10.2 %
Return on allocated capital after tax, per cent [3]	30.8 %	18.4 %	17.8 %	29.5 %	12.8 %	25.8 %

[1] As of 31 December 2001 the discount rate was adjusted from 11 to 9 per cent, in line with industry practice. The lapse rate for regular premium contracts was also adjusted, from 5 to 8 per cent.
[2] Operating expenses as percentage of premiums earned, annual basis
[3] Ongoing business, annual basis. Allocated capital SEK 3[illegible]00 M.

Calculation of surplus value and changes in surplus value

The surplus value calculation is based on different assumptions, to be adjusted when needed to correspond to long-term development.

Discount rate	9 %
Surrender of contracts	5 %
Lapse rate of regular premiums	8 %
Growth in fund units	6 %
Inflation	2 %
Mortality	According to industry experience

Latest changes in assumptions were made as of 31 December 2001. The discount rate was adjusted from 11 to 9 per cent, in line with industry practice, and the lapse rate for regular premium contracts was adjusted from 5 to 8 per cent.

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. A reduction (increase) in the discount rate by 1 percentage point gives an annual effect of SEK +580 (-500) M.

A higher or lower return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in unit fund growth by 1 percentage point will give an annual effect of approximately SEK ±450 M.

File No 82-3637

Surplus value accounting

Balance (after deduction of capitalised acquisition costs)	Q2 02	Q1 02	Q4 01	Q3 01	Q2 01	Q1 01
Opening balance	**4,186**	**4,141**	**3,112**	**3,592**	**3,228**	**3,479**
Present value of new sales [1]	247	418	214	292	405	311
Return on existing policies	137	145	156	155	155	155
Realised surplus value in existing policies	-165	-168	-177	-179	-196	-161
Actual outcome compared to assumptions [2]	180	-102	129	179	-113	147
Change in surplus values from ongoing business, gros	**399**	**293**	**322**	**447**	**251**	**452**
Capitalisation of acquisition cost for the period [3]	-105	-157	-178	-125	-149	-164
Amortisation of capitalised acquisition cost	102	103	76	101	103	105
Change in surplus values from ongoing business, net	**396**	**239**	**220**	**423**	**205**	**393**
Change in assumptions	0	0	620	0	0	0
Financial effects due to short term fluctuations [4]	-1,054	-194	189	-903	159	-644
Total change in surplus values [5]	**-658**	**45**	**1 029**	**-480**	**364**	**-251**
Closing balance [6]	**3,528**	**4,186**	**4,141**	**3,112**	**3,592**	**3,228**

[1] Sales defined as new contracts and extra premiums on existing contracts

[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

[3] From 2001 deferred acquisition costs are depreciated over a 10 year time period (5 years up to and including 2000). This is
due to the relative increase in sales of corporate pension schemes with longer duration.

[4] Assumed unit growth is 6 per cent, i e 1.5 per cent per quarter. Actual growth resulted in negative financial effects.

[5] Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

[6] Estimated surplus value according to the above is not included in the statutory balance sheet.

File No 82-3637

Appendix 2 SEB AG in the SEB Group

SEB AG, Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2002:2	2002:1	2001:4	2001:3	2001:2
Net interest income	119	118	128	122	118
Net commission income	41	50	40	44	45
Net result of financial transactions	7	3	- 3	6	5
Other operating income	7	17	14	9	11
Total income	**174**	**188**	**179**	**181**	**179**
Staff costs	- 76	- 78	- 69	- 77	- 80
Other operating costs	- 61	- 59	- 70	- 66	- 62
Total costs	**- 137**	**- 137**	**- 139**	**- 143**	**- 142**
Net credit losses etc	- 10	- 11	- 14	- 14	- 15
Net result from associated companies	2	2		1	
"External" Profit	**29**	**42**	**26**	**25**	**22**
One-off items					
"Normal" Profit	**29**	**42**	**26**	**25**	**22**

At the beginning of 2002 the reserves amounted to EUR 281,1 M. The allocation and utilisation during 2002 is showned in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Sozialplan	Restructuring reserves	Total
Opening balance 2002	103,7	24,8	152,6	281,1
Utilised Q 1		-9,0	-12,6	-21,6
Utilised Q 2		-3,6	-13,2	-16,8
Closing balance 30 June 2002	**103,7**	**12,2**	**126,8**	**242,7**

File No 82-3637

Appendix 3 Credit exposure by industry, sector and geography

Credit exposure* by industry and sector, SEK M
(before provisions for possible credit losses)

	2002-06-30	%	of which SEB AG	%	2001-12-31	%	of which SEB AG	%
Banks 1)	**183 164**	**18.9**	**62 559**	**17.7**	**181 917**	**19.1**	**68 389**	**19.2**
Corporates	**330 560**	**34.1**	**51 275**	**14.5**	**333 844**	**34.9**	**56 995**	**16.0**
Finance and insurance	58 008	6.0	4 338	1.2	48 835	5.2	7 255	2.0
Wholesale, retailing & hotels,restaurants	36 677	3.8	6 563	1.9	37 265	3.9	7 384	2.1
Transportation	32 012	3.3	1 348	0.4	33 318	3.5	1 475	0.4
Other service sectors	39 735	4.1	10 353	2.9	42 400	4.4	12 831	3.6
Construction	11 753	1.2	2 765	0.8	10 910	1.1	2 903	0.8
Manufacturing	81 278	8.4	7 539	2.1	89 161	9.3	8 604	2.4
Other	71 097	7.3	18 369	5.2	71 955	7.5	16 543	4.7
Property Management	**115 650**	**11.9**	**70 950**	**20.0**	**116 575**	**12.2**	**71 261**	**20.0**
Public Administration	**121 611**	**12.6**	**75 862**	**21.4**	**106 510**	**11.2**	**62 170**	**17.6**
Municipalities and federal states	92 588	9.6	63 389	17.9	77 717	8.1	52 779	15.0
Public administration companies	29 023	3.0	12 473	3.5	28 793	3.1	9 391	2.6
Households	**217 731**	**22.5**	**93 319**	**26.4**	**216 020**	**22.6**	**96 675**	**27.2**
Housing loans (first mortgage loans) 2)	147 617	15.2	65 557	18.6	145 549	15.2	68 129	19.2
Other loans	70 114	7.3	27 762	7.8	70 471	7.4	28 546	8.0
Total credit portfolio	**968 716**	**100.0**	**353 965**	**100.0**	**954 866**	**100.0**	**355 490**	**100.0**
Repos 3)	**96 628**				**105 064**			
Credit institutions	49 380				52 512			
General public	47 248				52 552			

* The total credit exposure includes in addition to the lending to the general public also exposure on credit institutions and both on and off balance sheet items. During the current year approximately EUR 1 billion has been re-classified between the industry groups Corporate and Public Administration.

1) Including National Debt Office
2) Excluding first mortgage loans through the Baltic subsidiaries of the bank which are shown under Other loans
3) Repo (repurchase agreement) refers to a transaction through which one party sells a security at call, while at the same time agreeing to repurchase the same type of seucrity forward

File No 82-3637

Exposure, Emerging Markets, SEK M

Emerging Markets	2002-06-30	of which SEB AG	2001-12-31	of which SEB AG
Asia	**3 563**	**249**	**3 340**	**293**
China	1 133	104	608	63
Hong Kong	526	60	386	69
Latin America	**3 214**	**269**	**3 975**	**333**
Brazil	1 682	12	2 180	15
Mexico	574	12	729	12
Argentina	189	10	263	36
Eastern and Central Europe	**1 847**	**786**	**1 697**	**915**
Russia	589	252	665	291
Africa and Middle East	**2 105**	**211**	**2 719**	**316**
Turkey	346	12	751	1
Total - gross	**10 729**	**1 515**	**11 731**	**1 857**
Provision	1 771	868	2 008	857
Total - net	**8 958**	**647**	**9 723**	**1 000**

* Exposure through the Baltic subsidiaries of the bank is not included.

File No 82-3637

Appendix 4 Capital base for the SEB Financial Group of undertakings

	June 2002
Shareholders' equity in the balance sheet	43 356
./. Proposed dividend to be decided by the Annual General Meeting	-1 409
./. Deductions from the financial group of undertakings	-1 080 1)
= Shareholders' equity in the capital adequacy	**40 867**
Core capital contribution	1 823
Minority interest	1 190
./. Goodwill	-4 571 2)
= Core capital (tier 1)	**39 310**
Dated subordinated debt	13 037
./. Deductions for remaining maturity	-1 196
Perpetual subordinated debt	13 266
= Supplementary capital (tier 2)	**64 417**
./. Deductions for investments in insurance companies	-8 610 3)
./. Deductions for other investments outside the financial group of undertakings	- 565
= Capital base	**55 242**

To note:

The reduction of estimated dividend (1) is related to the first six months.

The deduction (2) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base (4).

File No 82-3637

Appendix 5 Market risk

The Group's risk taking in trading operations (so-called value at risk, VaR) averaged SEK 77 M during the first six months 2002. This means that the Group, with 99 per cent certainty, could not expect to lose more than a maximum of SEK 77 M during a ten-day period. During the half-year this risk varied between SEK 40 M and SEK 136 M. Following table shows the risk by risk type (SEK M).

	Min	**Max**	**Average**	**30 June 2002**	**Average 2001**
Interest risk	41	140	77	52	126
Currency risk	8	75	26	19	26
Equity risk	3	65	13	29	15
Diversification			-39	-37	-34
Total	**40**	**136**	**77**	**63**	**133**

Sensitivity analysis

An increase of market interest rates by one percentage point as per 30 June 2002, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2,300 M (2,200).

File- No 82-3637

The SEB Group
Accounting principles as of January 2002

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q 1-2 2002	Acc Q 1-2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	3 430	3 341	3 498	3 300	3 154	3 059	6 771	6 213	13 011	11 556
Net commission income	2 601	2 582	2 901	2 517	2 864	2 904	5 183	5 768	11 186	13 463
Net result of financial transactions	652	654	691	769	544	983	1 306	1 527	2 987	3 544
Other income	311	471	328	298	372	1 017	782	1 389	2 015	3 085
Total income	**6 994**	**7 048**	**7 418**	**6 884**	**6 934**	**7 963**	**14 042**	**14 897**	**29 199**	**31 648**
Staff costs	-2 865	-2 899	-2 963	-2 870	-3 061	-2 902	-5 764	-5 963	-11 796	-12 234
Pension compensation	273	294	236	237	231	298	567	529	1 002	943
Other operating costs	-1 733	-1 747	-2 176	-1 941	-2 028	-2 137	-3 480	-4 165	-8 282	-8 345
Amortisation of goodwill	-135	-135	-150	-136	-134	-133	-270	-267	-553	-491
Depreciations and write-downs	-246	-233	-262	-278	-274	-270	-479	-544	-1 084	-1 065
Merger and restructuring costs	-109	-91	-358	-233	-70		-200	-70	-661	
Total costs	**-4 815**	**-4 811**	**-5 673**	**-5 221**	**-5 336**	**-5 144**	**-9 626**	**-10 480**	**-21 374**	**-21 192**
Net credit losses etc *	-180	-189	-206	-141	-66	-134	-369	-200	-547	-815
Write-downs of financial fixed assets	-9		-20	-1		-48	-9	-48	-69	-75
Net result from associated companies		-8	-38	-6	22	2	-8	24	-20	104
Operating result from insurance operations	-20	-24	-34	-54	-98	150	-44	52	-36	73
Operating result	**1 970**	**2 016**	**1 447**	**1 461**	**1 456**	**2 789**	**3 986**	**4 245**	**7 154**	**9 743**

* including change in value of seized assets

File- No 82-3637

The SEB Group
Previous accounting principles

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1-2 2002	Acc Q1-2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	3 430	3 342	3 507	3 312	3 164	3 070	6 772	6 234	13 053	11 616
Net commission income	2 769	2 694	2 996	2 622	2 965	2 993	5 463	5 958	11 576	13 846
Net result of financial transactions	652	654	693	762	534	975	1 306	1 509	2 964	3 552
Other income	372	683	505	446	521	1 155	1 055	1 676	2 627	3 644
Total income	**7 223**	**7 373**	**7 701**	**7 142**	**7 184**	**8 193**	**14 596**	**15 377**	**30 220**	**32 658**
Staff costs	-2 973	-3 038	-3 096	-3 021	-3 200	-3 036	-6 011	-6 236	-12 353	-12 761
Pension compensation	273	294	236	237	231	298	567	529	1 002	943
Other operating costs	-1 813	-1 904	-2 233	-2 080	-2 181	-2 269	-3 717	-4 450	-8 763	-8 751
Amortisation of goodwill	-179	-180	-196	-180	-179	-178	-359	-357	-733	-671
Depreciations and write-downs	-254	-241	-270	-287	-282	-277	-495	-559	-1 116	-1 092
Merger and restructuring costs	-109	-91	-413	-233	-70		-200	-70	-716	
Total costs	**-5 055**	**-5 160**	**-5 972**	**-5 564**	**-5 681**	**-5 462**	**-10 215**	**-11 143**	**-22 679**	**-22 332**
Net credit losses etc *	-180	-189	-206	-141	-66	-134	-369	-200	-547	-815
Write-downs of financial fixed assets	-9		-20	-1		-48	-9	-48	-69	-75
Net result from associated companies	-4	-14	-34	-11	17	-1	-18	16	-29	95
Operating result from insurance operations	-5	6	-22	36	2	241	1	243	257	212
Operating result	**1 970**	**2 016**	**1 447**	**1 461**	**1 456**	**2 789**	**3 986**	**4 245**	**7 153**	**9 743**

* including change in value of seized assets

File- No 82-3637

The SEB Group - Bridge new - previous accounting of life insurance business

SEK M	Q2 2002					Q1 2002					Full year 2001					Full year 2000				
	New accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	New accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	New accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	New accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting
Net interest income	3 430	12		-12	3 430	3 341	11		-10	3 342	13 011	94	-1	-51	13 053	11 556	119	-1	-58	11 616
Net commission income	2 601	12	156		2 769	2 582	13	99		2 694	11 186	47	390	-47	11 576	13 463	45	383	-45	13 846
Net result of financial transactions	652				652	654				654	2 987	-23			2 964	3 544	9	-1		3 552
Other income	311	332	-283	12	372	471	364	-159	7	683	2 015	1 375	-785	22	2 627	3 085	1 479	-920		3 644
Total income	6 994	356	-127		7 223	7 048	388	-60	-3	7 373	29 199	1 493	-396	-76	30 220	31 648	1 652	-539	-103	32 658
Staff costs	-2 865	-111	3		-2 973	-2 899	-142	3		-3 038	-11 796	-571	13	1	-12 353	-12 234	-542	12	3	-12 761
Pension compensation	273				273	294				294	1 002				1 002	943				943
Other operating costs	-1 733	-204	124		-1 813	-1 747	-214	57		-1 904	-8 282	-872	383	8	-8 763	-8 345	-954	526	22	-8 751
Amortisation of goodwill	-135	-8		-36	-179	-135	-8		-37	-180	-553	-32	-1	-147	-733	-491	-33		-147	-671
Depreciations and write-downs	-246	-8			-254	-233	-8			-241	-1 084	-33	1		-1 116	-1 065	-28	1		-1 092
Merger and restructuring costs	-109				-109	-91				-91	-661	-55			-716					
Total costs	-4 815	-331	127	-36	-5 055	-4 811	-372	60	-37	-5 160	-21 374	-1 563	396	-138	-22 679	-21 192	-1 557	539	-122	-22 332
Net credit losses etc *	-180				-180	-189				-189	-547				-547	-815				-815
Write-downs of financial fixed assets	-9				-9						-69				-69	-75				-75
Net result from associated companies		-4			-4	-8	-6			-14	-20	-9			-29	104	-9			95
Operating result from insurance operations	-20	-21		36	-5	-24	-10		40	6	-36	79		214	257	73	-86		225	212
Operating result	1 920	[illegible]	[illegible]	[illegible]	1 970	2 016	[illegible]	[illegible]	[illegible]	2 010	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	9 743

* incl change in value of seized assets

[1] Elimin of intra group transactions

File- No 82-3637

Nordic Retail & Private Banking
Total

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1-2 2002	Acc Q1-2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	1 051	1 050	1 088	1 111	1 066	1 063	2 101	2 129	4 328	4 072
Net commission income	785	838	956	795	914	980	1 623	1 894	3 645	4 684
Net result of financial transactions	33	50	38	53	44	49	83	93	184	204
Other income	71	50	50	40	60	52	121	112	202	214
Total income	**1 940**	**1 988**	**2 132**	**1 999**	**2 084**	**2 144**	**3 928**	**4 228**	**8 359**	**9 174**
Staff costs	-709	-763	-744	-751	-790	-670	-1 472	-1 460	-2 955	-3 180
Pension compensation	134	127	81	136	125	119	261	244	461	459
Other operating costs	-652	-616	-839	-632	-897	-871	-1 268	-1 768	-3 239	-3 393
Amortisation of goodwill										-2
Depreciations and write-downs	-10	-12	-17	-29	-18	-19	-22	-37	-83	-100
Merger and restructuring costs		-40	-89	-95			-40		-184	
Total costs	**-1 237**	**-1 304**	**-1 608**	**-1 371**	**-1 580**	**-1 441**	**-2 541**	**-3 021**	**-6 000**	**-6 216**
Net credit losses etc *	-25	-32	-6	19	-42	-40	-57	-82	-69	151
Net result from associated companies	-19	-18	-26	-17	-4	-17	-37	-21	-64	-189
Operating result	**659**	**634**	**492**	**630**	**458**	**646**	**1 293**	**1 104**	**2 226**	**2 920**

* including change in value of seized assets

File- No 82-3637

Nordic Retail & Private Banking

Retail Banking

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q: 2 2002	Acc Q: 2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	889	881	900	958	907	917	1 770	1 824	3 682	3 415
Net commission income	203	254	307	223	265	312	457	577	1 107	1 699
Net result of financial transactions	21	27	8	26	23	26	48	49	83	32
Other income	29	13	17	5	15	46	42	61	83	100
Total income	**1 142**	**1 175**	**1 232**	**1 212**	**1 210**	**1 301**	**2 317**	**2 511**	**4 955**	**5 246**
Staff costs	-427	-481	-454	-474	-496	-434	-908	-930	-1 858	-2 115
Pension compensation	96	95	57	95	93	93	191	186	338	349
Other operating costs	-391	-388	-487	-406	-564	-574	-779	-1 138	-2 031	-2 256
Depreciations and write-downs	-3	-6	-17	-11	-9	-10	-9	-19	-47	-54
Merger and restructuring costs		-40	-93	-49			-40		-142	
Total costs	**-725**	**-820**	**-994**	**-845**	**-976**	**-925**	**-1 545**	**-1 901**	**-3 740**	**-4 076**
Net credit losses etc *	5	-4	28	58	-19	-16	1	-35	51	168
Operating result	**422**	**351**	**266**	**425**	**215**	**360**	**773**	**575**	**1 266**	**1 338**

* including change in value of seized assets

File- No 82-3637

Nordic Retail & Private Banking

Private Banking

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q2 2002	Acc Q2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	134	126	152	118	115	123	260	238	508	526
Net commission income	283	313	332	294	337	375	596	712	1 338	1 816
Net result of financial transactions	12	23	30	27	21	23	35	44	101	171
Other income	22	16	4	13	5	3	38	8	25	106
Total income	**451**	**478**	**518**	**452**	**478**	**524**	**929**	**1 002**	**1 972**	**2 619**
Staff costs	-181	-185	-184	-188	-201	-145	-366	-346	-718	-717
Pension compensation	21	23	13	24	23	23	44	46	83	71
Other operating costs	-145	-127	-234	-110	-173	-180	-272	-353	-697	-693
Amortisation of goodwill										-2
Depreciations and write-downs	-5	-4	2	-15	-5	-7	-9	-12	-25	-29
Merger and restructuring costs			4	46					-42	
Total costs	**-310**	**-293**	**-399**	**-335**	**-356**	**-309**	**-603**	**-665**	**-1 399**	**-1 370**
	6									
Net credit losses etc *	-6		-1	-8	-4	1	-6	-3	-12	52
Net result from associated companies	-19	-18	-26	-17	-4	-17	-37	-21	-64	-189
Operating result	**116**	**167**	**92**	**92**	**114**	**199**	**283**	**313**	**497**	**1 112**

* including change in value of seized assets

File- No 82-3637

Nordic Retail & Private Banking
SEB Kort

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1-2 2002	Acc Q1-2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	28	43	36	35	44	23	71	67	138	131
Net commission income	299	271	317	278	312	293	570	605	1 200	1 169
Net result of financial transactions										1
Other income	20	21	29	22	40	3	41	43	94	8
Total income	**347**	**335**	**382**	**335**	**396**	**319**	**682**	**715**	**1 432**	**1 309**
Staff costs	-101	-97	-106	-89	-93	-91	-198	-184	-379	-348
Pension compensation	17	9	11	17	9	3	26	12	40	39
Other operating costs	-116	-101	-118	-116	-160	-117	-217	-277	-511	-444
Depreciations and write-downs	-2	-2	-2	-3	-4	-2	-4	-6	-11	-17
Total costs	**-202**	**-191**	**-215**	**-191**	**-248**	**-207**	**-393**	**-455**	**-861**	**-770**
Net credit losses etc *	-24	-28	-33	-31	-19	-25	-52	-44	-108	-69
Operating result	**121**	**116**	**134**	**113**	**129**	**87**	**237**	**216**	**463**	**470**

* including change in value of seized assets

Corporate & Institutions

Total

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q: 2 2002	Acc Q: 2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	1 084	1 075	1 076	972	1 039	920	2 159	1 959	4 007	3 983
Net commission income	949	825	1 245	896	1 194	1 096	1 774	2 290	4 431	5 058
Net result of financial transactions	493	531	474	593	317	781	1 024	1 098	2 165	2 724
Other income	58	97	49	42	23	54	155	77	168	565
Total income	**2 584**	**2 528**	**2 844**	**2 503**	**2 573**	**2 851**	**5 112**	**5 424**	**10 771**	**12 330**
Staff costs	-892	-849	-1 027	-854	-984	-897	-1 741	-1 881	-3 762	-4 292
Pension compensation	55	61	41	60	58	59	116	117	218	198
Other operating costs	-555	-579	-638	-589	-628	-595	-1 134	-1 223	-2 450	-2 305
Amortisation of goodwill	-15	-14	-14	-15	-14	-13	-29	-27	-56	-51
Depreciations and write-downs	-31	-31	-43	-38	-42	-37	-62	-79	-160	-154
Merger and restructuring costs	-18	-31	-35				-49		-35	
Total costs	**-1 456**	**-1 443**	**-1 716**	**-1 436**	**-1 610**	**-1 483**	**-2 899**	**-3 093**	**-6 245**	**-6 604**
Net credit losses etc *	-27	-11	8	9	113	19	-38	132	149	-344
Net result from associated companies	-1	1								
Operating result	**1 100**	**1 075**	**1 136**	**1 076**	**1 076**	**1 387**	**2 175**	**2 463**	**4 675**	**5 382**

* including change in value of seized assets

File- No 82-3637

Corporate & Institutions
Merchant Banking

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1-2 2002	Acc Q1-2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	1 097	1 084	1 075	994	986	968	2 181	1 954	4 023	4 149
Net commission income	488	413	675	480	577	550	901	1 127	2 282	2 082
Net result of financial transactions	507	475	394	602	285	660	982	945	1 941	2 049
Other income	31	54	54	36	15	51	85	66	156	452
Total income	**2 123**	**2 026**	**2 198**	**2 112**	**1 863**	**2 229**	**4 149**	**4 092**	**8 402**	**8 732**
Staff costs	-629	-625	-695	-642	-622	-603	-1 254	-1 225	-2 562	-2 448
Pension compensation	55	61	41	60	58	59	116	117	218	198
Other operating costs	-416	-444	-463	-424	-466	-440	-860	-906	-1 793	-1 725
Amortisation of goodwill										
Depreciations and write-downs	-15	-14	-23	-22	-24	-22	-29	-46	-91	-112
Merger and restructuring costs	-18	-31	-11				-49		-11	
Total costs	**-1 023**	**-1 053**	**-1 151**	**-1 028**	**-1 054**	**-1 006**	**-2 076**	**-2 060**	**-4 239**	**-4 087**
Net credit losses etc*	-29	-11	8	9	112	14	-40	126	143	-357
Net result from associated companies	-1	1								
Operating result	**1 070**	**963**	**1 055**	**1 093**	**921**	**1 237**	**2 033**	**2 158**	**4 306**	**4 288**

* including change in value of seized assets

File- No 82-3637

Corporate & Institutions

Enskilda Securities

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1-2 2002	Acc Q1-2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	-13	-9	1	-22	53	-48	-22	5	-16	-166
Net commission income	461	412	570	416	617	546	873	1 163	2 149	2 976
Net result of financial transactions	-14	56	80	-9	32	121	42	153	224	675
Other income	27	43	-5	6	8	3	70	11	12	113
Total income	**461**	**502**	**646**	**391**	**710**	**622**	**963**	**1 332**	**2 369**	**3 598**
Staff costs	-263	-224	-332	-212	-362	-294	-487	-656	-1 200	-1 844
Other operating costs	-139	-135	-175	-165	-162	-155	-274	-317	-657	-580
Amortisation of goodwill	-15	-14	-14	-15	-14	-13	-29	-27	-56	-51
Depreciations and write-downs	-16	-17	-20	-16	-18	-15	-33	-33	-69	-42
Merger and restructuring costs			-24						-24	
Total costs	**-433**	**-390**	**-565**	**-408**	**-556**	**-477**	**-823**	**-1 033**	**-2 006**	**-2 517**
Net credit losses etc *	2				1	5	2	6	6	13
Operating result	30	112	81	-17	155	150	142	305	369	1 094

* including change in value of seized assets

File- No 82-3637

SEB Germany

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q2 2002	Acc Q2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	966	961	1 103	1 026	963	1 027	1 927	1 990	4 119	4 068
Net commission income	326	412	308	364	346	347	738	693	1 365	1 705
Net result of financial transactions	44	6	-8	29	67	13	50	80	101	227
Other income	65	155	103	71	101	276	220	377	551	236
Total income	**1 401**	**1 534**	**1 506**	**1 490**	**1 477**	**1 663**	**2 935**	**3 140**	**6 136**	**6 236**
Staff costs	-661	-672	-606	-674	-691	-680	-1 333	-1 371	-2 651	-2 645
Other operating costs	-396	-403	-502	-460	-407	-447	-799	-854	-1 816	-1 861
Depreciations and write-downs	-86	-79	-91	-91	-95	-92	-165	-187	-369	-362
Merger and restructuring costs										
Total costs	**-1 143**	**-1 154**	**-1 199**	**-1 225**	**-1 193**	**-1 219**	**-2 297**	**-2 412**	**-4 836**	**-4 868**
Net credit losses etc *	-98	-98	-130	-136	-112	-100	-196	-212	-478	-781
Write-downs of financial fixed assets	-5		-2				-5		-2	
Net result from associated companies	18	18	27	21	7	20	36	27	75	200
Operating result	**173**	**300**	**202**	**150**	**179**	**364**	**473**	**543**	**895**	**787**

* including change in value of seized assets

File- No 82-3637

SEB Asset Management

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1 - 2 2002	Acc Q1 - 2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	18	20	23	24	23	30	38	53	100	102
Net commission income	328	326	383	351	370	402	654	772	1 506	1 754
Net result of financial transactions	2	2	6	2	5	1	4	6	14	7
Other income	-2	4	2	8		1	2	1	11	5
Total income	**346**	**352**	**414**	**385**	**398**	**434**	**698**	**832**	**1 631**	**1 868**
Staff costs	-118	-117	-129	-148	-155	-135	-235	-290	-567	-592
Pension compensation	11	13	6	13	14	13	24	27	46	43
Other operating costs	-80	-86	-113	-104	-104	-111	-166	-215	-432	-481
Amortisation of goodwill	-2	-2	13	-16	-3	-2	-4	-5	-8	-7
Depreciations and write-downs	-5	-6	-4	-7	-5	-7	-11	-12	-23	-22
Merger and restructuring costs	-7		-35	-19			-7		-54	
Total costs	**-201**	**-198**	**-262**	**-281**	**-253**	**-242**	**-399**	**-495**	**-1 038**	**-1 059**
Operating result	**145**	**154**	**152**	**104**	**145**	**192**	**299**	**337**	**593**	**809**

File- No 82-3637

SEB Baltic & Poland

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Jan - Jun 2002	Jan - Jun 2001	Accum. Full year 2001	Accum. Full year 2000
Net interest income	345	334	352	311	253	267	679	520	1 183	653
Net commission income	153	133	161	164	147	124	286	271	596	334
Net result of financial transactions	47	56	57	16	53	71	103	124	197	163
Other income	15	12	9	33	27	66	27	93	135	81
Total income	**560**	**535**	**579**	**524**	**480**	**528**	**1 095**	**1 008**	**2 111**	**1 231**
Staff costs	-180	-179	-176	-169	-166	-162	-359	-328	-673	-368
Pension compensation		1		1		1	1	1	2	3
Other operating costs	-108	-103	-132	-121	-102	-96	-211	-198	-451	-309
Amortisation of goodwill	-12	-12	-13	-12	-13	-11	-24	-24	-49	-39
Depreciations and write-downs	-56	-55	-56	-55	-53	-53	-111	-106	-217	-136
Total costs	**-356**	**-348**	**-377**	**-356**	**-334**	**-321**	**-704**	**-655**	**-1 388**	**-849**
Net credit losses etc *	-31	-49	-31	-35	-36	-31	-80	-67	-133	-24
Write-downs of financial fixed assets			-18	-1	-1	-47		-48	-67	-40
Net result from associated companies	7		-23		24	1	7	25	2	52
Operating result from insurance operations	13	6	22				19		22	
Operating result	**193**	**144**	**152**	**132**	**133**	**130**	**337**	**263**	**547**	**370**

* including change in value of seized assets

File- No 82-3637

SEB Trygg Liv

Accounting principles as of January 2002

[illegible]	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	[illegible] 2002	[illegible] 2001	Accum Full year 2001	Accum Full year 2000
Administration traditional life insurance	91	103	100	94	93	91	194	184	378	349
Unit-linked insurance	215	241	243	213	250	243	456	493	949	1 070
Risk operations and other	50	44	38	64	27	37	94	64	166	233
Total income	**356**	**388**	**381**	**371**	**370**	**371**	**744**	**741**	**1 493**	**1 652**
Operating expenses	-310	-403	-463	-382	-414	-444	-713	-858	-1 703	-1 741
Capitalisation of acquisition costs	3	54	102	24	46	59	57	105	231	275
Goodwill and other costs	-24	-23	-3	-32	-29	-27	-47	-56	-91	-91
Total costs	**-331**	**-372**	**-364**	**-390**	**-397**	**-412**	**-703**	**-809**	**-1 563**	**-1 557**
Net result from associated companies	-4	-6	4	-5	-5	-3	-10	-8	-9	-9
Operating result	21	10	21	-24	-32	-44	31	-76	-79	86
Change in surplus values	396	239	220	423	205	393	635	598	1 241	1 231
Total result	417	249	241	399	173	349	666	522	1 162	1 317
Change in assumptions			620						620	-80
Financial effects due to short term fluctuations	-1 054	-194	189	-903	159	-644	-1 248	-485	-1 199	-814
Total result net	-637	55	1 050	-504	332	-295	-582	37	583	423

File- No 82-3637

SEB Trygg Liv

Previous accounting principles

SEK M	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Acc Q 2 2002	Acc Q 2 2001	Accum Full year 2001	Accum Full year 2000
Net interest income	12	11	19	36	20	19	23	39	94	119
Net commission income	12	13	12	5	18	12	25	30	47	45
Net result of financial transactions			-4	-1	-11	-7		-18	-23	9
Other income	332	364	354	331	343	347	696	690	1 375	1 479
Total income	**356**	**388**	**381**	**371**	**370**	**371**	**744**	**741**	**1 493**	**1 652**
Staff costs	-111	-142	-138	-154	-141	-138	-253	-279	-571	-542
Other operating costs	-204	-214	-154	-219	-240	-259	-418	-499	-872	-954
Amortisation of goodwill	-8	-8	-8	-8	-8	-8	-16	-16	-32	-33
Depreciations and write-downs	-8	-8	-9	-9	-8	-7	-16	-15	-33	-28
Merger and restructuring costs			-55						-55	
Total costs	**-331**	**-372**	**-364**	**-390**	**-397**	**-412**	**-703**	**-809**	**-1 563**	**-1 557**
Net result from associated companies	-4	-6	4	-5	-5	-3	-10	-8	-9	-9
Operating result	**21**	**10**	**21**	**-24**	**-32**	**-44**	**31**	**-76**	**-79**	**86**

The result is consolidated line by line in the Group accounts.

File- No 82-3637

Other and eliminations

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	2002	2001	Accum. Full year 2001	Accum. Full year 2000
Net interest income	-34	-99	-144	-144	-190	-248	-133	-438	-726	-1 322
Net commission income	-60	-48	-152	-53	-107	-45	-108	-152	-357	-72
Net result of financial transactions	33	9	124	76	58	68	42	126	326	219
Other income	104	153	115	104	161	568	257	729	948	1 984
Total income	**163**	**111**	**-57**	**-17**	**-78**	**343**	**274**	**265**	**191**	**809**
Staff costs	-305	-319	-281	-274	-275	-358	-624	-633	-1 188	-1 157
Pension compensation	73	92	108	27	34	106	165	140	275	240
Other operating costs	58	40	48	-35	110	-17	98	93	106	4
Amortisation of goodwill	-106	-107	-136	-93	-104	-107	-213	-211	-440	-392
Depreciations and write-downs	-58	-50	-51	-58	-61	-62	-108	-123	-232	-291
Merger and restructuring costs	-84	-20	-199	-119	-70		-104	-70	-388	
Total costs	**-422**	**-364**	**-511**	**-552**	**-366**	**-438**	**-786**	**-804**	**-1 867**	**-1 596**
Net credit losses etc *	1	1	-47	2	11	18	2	29	-16	183
Write-downs of financial fixed assets	-4				1	-1	-4			-35
Net result from associated companies	-5	-9	-16	-10	-5	-2	-14	-7	-33	41
Operating result from insurance operations	-54	-40	-77	-30	-66	194	-94	128	21	-13
Operating result	**-321**	**-301**	**-708**	**-607**	**-503**	**114**	**-622**	**-389**	**-1 704**	**-611**

* including change in value of seized assets

The SEB Group
Net commission income

	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1–2 2002	Acc Q1–2 2001	Accum Full year 2001	Accum Full year 2000
Issue of securities	125	36	108	145	130	49	161	179	432	541
Advisory	73	55	144	52	207	89	128	296	492	944
Secondary market shares	430	434	513	419	541	662	864	1 203	2 135	3 066
Secondary market other	58	52	68	39	34	47	110	81	188	186
Derivatives	32	46	55	36	10	79	78	89	180	184
Custody and mutual fund	658	680	691	628	708	789	1 338	1 497	2 816	3 561
Payment fees	253	278	282	270	259	283	531	542	1 094	1 158
Card fees	476	441	471	445	479	445	917	924	1 840	1 577
Lending	123	74	74	96	116	105	197	221	391	525
Deposits	16	16	19	15	17	16	32	33	67	67
Guarantees	34	34	33	31	40	31	68	71	135	131
Other	158	218	305	118	115	219	376	334	757	558
SEB AG and The Baltic	607	652	616	636	658	602	1 259	1 260	2 512	2 634
Commission income	**3 043**	**3 016**	**3 379**	**2 930**	**3 314**	**3 416**	**6 059**	**6 730**	**13 039**	**15 132**
Securities	- 39	- 39	- 59	- 38	- 26	- 102	- 78	- 128	- 225	- 237
Payments	- 245	- 252	- 250	- 252	- 233	- 246	- 497	- 479	- 981	- 866
Other	- 74	- 85	- 126	- 63	- 88	- 58	- 159	- 146	- 335	- 174
SEB AG and The Baltic	- 84	- 58	- 43	- 60	- 103	- 106	- 142	- 209	- 312	- 392
Commission costs	**- 442**	**- 434**	**- 478**	**- 413**	**- 450**	**- 512**	**- 876**	**- 962**	**-1 853**	**-1 669**
Securities	1 232	1 163	1 321	1 193	1 387	1 445	2 395	2 832	5 346	7 117
Payments	484	467	503	463	505	482	951	987	1 953	1 869
Other	362	358	504	285	417	481	720	898	1 687	2 235
SEB AG and The Baltic	523	594	573	576	555	496	1 117	1 051	2 200	2 242
Net commission income	**2 601**	**2 582**	**2 901**	**2 517**	**2 864**	**2 904**	**5 183**	**5 768**	**11 186**	**13 463**

File- No 82-3637

The SEB Group

Net result of financial transactions

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q2 2002	Acc Q2 2001	Accum Full year 2001	Accum Full year 2000
Skandinaviska Enskilda Banken	97	140	237	330	33	469	237	502	1 069	1 181
Enskilda Securities	-14	51	85	-12	32	121	37	153	226	682
SEB AG	54	-3	-34	42	19	49	51	68	76	317
Other	-46	15	11	-3	72	-8	-31	64	72	29
Realized and unrealized	**91**	**203**	**299**	**357**	**156**	**631**	**294**	**787**	**1 443**	**2 209**
Fx trading	486	448	385	411	388	352	934	740	1 536	1 360
Redemptions of bonds	75	3	7	1			78		8	-25
Net result of financial transactions	652	654	691	769	544	983	1 306	1 527	2 987	3 544

File- No 82-3637

The SEB Group
One-offs items

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Acc Q1-2 2002	Acc Q1-2 2001	Accum Full year 2001	Accum Full year 2000
Net result of financial transactions										
Gain on sale of Brady bonds										230
Other income										
Gain on sale of Deutsche Börse						248		248	248	
Gain on sale of OM Group						512		512	512	
Gain on sale of Svensk Exportkredit										500
Gain on sale of Enskilda Securities										373
Gain on sale of office properties										455
Gain on sale of loan portfolio										291
Other capital gains										307
						760		760	760	1 926
Total income						760		760	760	2 156
Staff costs, repayment SPP										62
Merger and restructuring costs	-109	-91	-358	-233	-70		-200	-70	-661	
Total costs	-109	-91	-358	-233	-70		-200	-70	-661	62
Operating result from insurance operations										
Merger and restructuring costs			-55						-55	
Gain on sale of office properties										88
Gain on sale of bonds						126		126	126	
			-55			126		126	71	88
Result of one-off items	-109	-91	-413	-233	-70	886	-200	816	170	2 306

File- No 82-3637

SEB Group

Statutory Profit and Loss Account - SEB Group

SEK M	Apr-June 2002	Apr-June 2001	Change, per cent	Jan-June 2002	Jan-June 2001	Change, per cent	Full year 2001
Income							
Interest income	*12 257*	*14 006*	*-12*	*23 762*	*27 859*	*-15*	*53 616*
Interest costs	*-8 827*	*-10 852*	*-19*	*-16 991*	*-21 646*	*-22*	*-40 605*
Net interest income	3 430	3 154	9	6 771	6 213	9	13 011
Dividends received **	27	46	-41	41	74	-45	95
Commission income	*3 043*	*3 314*	*-8*	*6 059*	*6 730*	*-10*	*13 039*
Commission costs	*-442*	*-450*	*-2*	*-876*	*-962*	*-9*	*-1 853*
Net commission income [1]	2 601	2 864	-9	5 183	5 768	-10	11 186
Net result of financial transactions ** [2]	652	544	20	1 306	1 527	-14	2 987
Other operating income	284	326	-13	741	1 315	-44	1 920
Income from banking operations	**6 994**	**6 934**	**1**	**14 042**	**14 897**	**-6**	**29 199**
Costs							
Staff costs	-2 865	-3 061	-6	-5 764	-5 963	-3	-11 796
Other administrative and operating costs	-1 733	-2 028	-15	-3 480	-4 165	-16	-8 282
Depreciation and write-downs of tangible and intangible fixed assets ***	-381	-408	-7	-749	-811	-8	-1 637
Merger & Restructuring costs	-109	-70	56	-200	-70	186	-661
Costs from banking operations	**-5 088**	**-5 567**	**-9**	**-10 193**	**-11 009**	**-7**	**-22 376**
Profit/loss from banking operations before credit losses	**1 906**	**1 367**	**39**	**3 849**	**3 888**	**-1**	**6 823**
Net credit losses [3]	-186	-58		-373	-207	80	-549
Change in value of seized assets	6	-8		4	7	-43	2
Write-downs of financial fixed assets	-9			-9	-48	-81	-69
Net result from associated companies		22	-100	-8	24	-133	-20
Operating profit from banking operations	**1 717**	**1 323**	**30**	**3 463**	**3 664**	**-5**	**6 187**
Operating profit from insurance operations *** [4]	-20	-98	-80	-44	52	-185	-36
Operating profit	**1 697**	**1 225**	**39**	**3 419**	**3 716**	**-8**	**6 151**
Pension compensation	273	231	18	567	529	7	1 002
Profit before tax and minority interest	**1 970**	**1 456**	**35**	**3 986**	**4 245**	**-6**	**7 153**
Current tax	-499	-421	19	-991	-942	5	-1 229
Deferred tax	-127	-144	-12	-243	-423	-43	-829
Minority interests	-12	-38	-68	-27	-67	-60	-44
Net profit for the year *	**1 332**	**853**	**56**	**2 725**	**2 813**	**-3**	**5 051**
* Earnings per share (ordinary), SEK	1.89	1.21		3.87	3.99		7.17
Ordinary number of shares, million	705	705		705	705		705
Earnings per share (weighted), SEK	1.90	1.21		3.88	3.99		7.17
Weighted number of shares	700	705		702	705		705

** Dividend on shares in Merchant Banking's trading portfolio has been reclassified by SEK 1,291 M in the first half of 2001, of which SEK 1,098 M in the second quarter.

*** Amortisation of goodwill for SEB Trygg Liv has been reclassified by SEK 37 M in the second quarter, SEK 74 M for the half year and SEK 147 M for the full year 2001.

File No 82-3637

1) Commission income - SEB Group

SEK M	Apr-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Payment commissions	650	661	-2	1 280	1 319	-3	2 638
Securities commissions	1 456	1 524	-4	2 811	3 171	-11	6 152
Other commissions	495	679	-27	1 092	1 278	-15	2 396
Net commission income	**2 601**	**2 864**	**-9**	**5 183**	**5 768**	**-10**	**11 186**

2) Net result of financial transactions - SEB Group

SEK M	Apr-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Shares/participations *	- 136	965	-114	58	1 645	-96	1 728
Interest-bearing securities	71	358	-80	167	534	-69	975
Other financial instruments	51	- 801		73	- 754		-1 155
Realised result	- 14	522	-103	298	1 425	-79	1 548
Shares/participations	46	439	-90	- 134	- 160	-16	411
Interest-bearing securities	50	- 129		- 31	- 100	-69	- 322
Other financial instruments	9	- 676		161	- 375		- 194
Unrealised value changes	105	- 366		- 4	- 635	-99	- 105
Exchange rate fluctuations	486	391	24	934	740	26	1 536
Redemption of bonds	75	- 3		78	- 3		8
Net result of financial transactions	**652**	**544**	**20**	**1 306**	**1 527**	**-14**	**2 987**

* Dividend on shares in Merchant Banking's trading portfolio has been reclassified by SEK 1,291 Mkr in the first half of 2001, of which SEK 1,098 M in the second quarter.

File No 82-3637

3) Net credit losses - SEB Group

SEK M	Apr-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Specific provision for individually appraised receivables:							
Reported write-down, incurred losses	- 307	-1 034	-70	- 878	-1 327	-34	-2 691
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	157	881	-82	607	1 075	-44	2 014
Reported provision for probable losses	- 241	- 280	-14	- 427	- 564	-24	-1 411
Recovered from losses incurred in previous	72	109	-34	143	215	-33	573
Reversal of previous provisions for probable losses	170	257	-34	249	379	-34	949
Net cost	- 149	- 67	122	- 306	- 222	38	- 566
Group provision for individually appraised receivables:							
Allocation to/withdrawal from reserve							
Provisions for receivables appraised by category:							
Reported write-down, incurred losses	- 31	- 23	35	- 63	- 50	26	- 114
Reported provision for possible losses	- 2	- 3	-33	- 6	- 8	-25	- 22
Recovered from losses incurred in previous years	9	7	29	17	14	21	28
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category	- 24	- 19	26	- 52	- 44	18	- 108
Transfer risk reserve:							
Allocation to/withdrawal from reserve		7	-100	1	49	-98	74
Contingent liabilities:							
Allocation to/withdrawal from reserve	- 13	21	-162	- 16	10		51
Net credit losses	**- 186**	**- 58**		**- 373**	**- 207**	**80**	**- 549**

4) Operating profit from insurance operations - SEB Group

SEK M	Jan-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Non-life operations	- 5	2		1	243	-100	257
Life operations	- 15	- 100	-85	- 45	- 191	-76	- 293
Operating profit from insurance operations *	**- 20**	**- 98**	**-80**	**- 44**	**52**	**-185**	- 36

* Amortisation of goodwill for SEB Trygg Liv has been reclassified by SEK 37 M in the second quarter, SEK 74 M for the half year and SEK 147 M for the full year 2001.

File No 82-3637

Derivative contracts - SEB Group

30 June 2002	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	17 141	18 667	17 101	19 198
Currency-related	95 994	96 537	97 862	97 867
Equity-related	3 414	3 414	3 003	3 003
Other	2	2	2	2
Total	**116 551**	**118 620**	**117 968**	**120 070**

On 30 June 2002 the nominal value of the Group's derivatives contracts amounted to SEK 4 944 billion (SEK 4 208 billion on 30 June 2001).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Memorandum items - SEB Group

SEK M	30 June 2002	31 December 2001	30 June 2001
Collateral and comparable security pledged for own liabilities	121 377	139 418	113 448
Other pledged assets and comparable collateral	63 991	70 896	66 182
Contingent liabilities	45 054	50 334	52 382
Commitments	165 630	140 641	152 210

File No 82-3637

Balance sheet - SEB Group

SEK M	30 June 2002	31 December 2001	30 June 2001
Lending to credit institutions	155 298	175 380	166 393
Lending to the public	637 135	634 995	621 572
Interest-bearing securities	165 803	153 033	182 199
- Financial fixed assets	*5 889*	*4 094*	*5 070*
- Financial current assets	*159 914*	*148 939*	*177 129*
Shares and participations	19 048	10 227	11 982
Assets used in the insurance operations	56 156	66 459	68 927
Other assets	172 957	123 221	136 588
Total assets	**1 206 397**	**1 163 315**	**1 187 661**
Liabilities to credit institutions	222 449	221 686	225 346
Deposits and borrowing from the public	460 773	465 243	460 512
Securities issued, etc.	183 089	194 682	195 806
Liabilities of the insurance operations	54 345	64 111	66 314
Other liabilities and provisions	214 148	143 293	167 073
Subordinated liabilities	28 237	30 008	30 902
Shareholders' equity [1]	43 356	44 292	41 708
Total liabilities and shareholders' equity	**1 206 397**	**1 163 315**	**1 187 661**

1) Change in shareholders' equity

SEK M	30 June 2002	31 December 2001	30 June 2001
Opening balance	44 292	41 609	41 609
Dividend to shareholders	-2 818	-2 818	-2 818
Result, holding of own shares	- 8		
Swap hedging of employee stock option programme *	74	- 1	
Elimination of repurchased shares **	- 659		
Translation difference	- 250	451	104
Net profit for the period	2 725	5 051	2 813
Closing balance	**43 356**	**44 292**	**41 708**

* Including dividends received

** SEB has repurchased 7 million Series A shares for the employee stock option programme as described and decided at the Annual General Meeting.

Cash flow analysis - SEB Group

SEK M	Jan-June 2002	Full year 2001	Jan-June 2001
Cash flow before changes in lending and deposits	1 779	-4 225	3 092
Increase (-)/decrease (+) in lending to the public	-2 658	-30 571	-16 308
Increase (+)/decrease (-) in deposits from the public	-4 470	45 356	40 625
Cash flow, current operations	-5 349	10 560	27 409
Cash flow, investment activities	-1 792	-2 201	-2 687
Cash flow, financing activities	-16 434	-11 321	-7 245
Cash flow	**-23 575**	**-2 962**	**17 477**
Liquid funds at beginning of year	43 570	46 532	46 532
Cash flow	-23 575	-2 962	17 477
Liquid funds at end of period	**19 995**	**43 570**	**64 009**

File No 82-3637

Problem loans and seized assets - SEB Group

SEK M	30 June 2002	31 December 2001	30 June 2001
Non-performing loans	7 585	8 161	9 414
Performing loans	7 223	7 661	6 739
Doubtful claims	**14 808**	**15 822**	**16 153**
Provision for possible lending losses	-6 369	-7 049	-7 522
of which provision for non-performing loans	*-4 104*	*-4 464*	
of which provision for performing loans	*-2 265*	*-2 585*	
Doubtful claims, net [2]	**8 439**	**8 773**	**8 631**
Claims subject to interest reduction	179	42	271
Total volume of problem loans [1]	**8 618**	**8 815**	**8 902**
1) Provisions not included in the above			
General provisions for SEB AG and The Baltics	-1 004	-1 004	-1 004
Provisions for transfer risks	-1 447	-1 523	-1 589
Provisions for off-balance sheet items	- 581	- 576	- 755

2) In case loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Doubtful claims net is equivalent to the volume in where loss is not considered to occur taking into consideration collateral and the borrower's repayment capacity.

	30 June 2002	31 December 2001	30 June 2001
Level of doubtful claims (Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)	**1,32**	**1,37**	**1,38**
Provision ratio for doubtful claims (Reserve for possible lending losses in relation to doubtful claims (gross), per cent)	**43,0**	**44,6**	**46,6**
Provision ratio for non-performing loans	*54,1*	*54,7*	
Provision ratio for performing loans	*31,4*	*33,7*	
Provision ratio for doubtful claims considering general provisions for SEB AG and The Baltics	**49,8**	**50,9**	**46,6**
Pledges taken over			
Buildings and land	69	87	45
Shares and participations	171	178	97
Total volume of pledges taken over	**240**	**265**	**142**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 2 M (2), while unpaid interest on non-performing loans amounted to SEK 79 M (109).

On 30 June 2002, the Group had SEK 200 M (129) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

File No 82-3637

Skandinaviska Enskilda Banken

Statutory Profit and Loss Account - Skandinaviska Enskilda Banken

SEK M	Apr-June 2002	Apr-June 2001	Change, per cent	Jan-June 2002	Jan-June 2001	Change, per cent	Full year 2001
Income							
Interest income	*6 064*	*7 199*	*-16*	*11 653*	*14 439*	*-19*	*27 156*
Leasing income	*165*	*148*	*11*	*327*	*295*	*11*	*595*
Interest costs	*-4 763*	*-6 111*	-22	*-9 126*	*-12 314*	-26	*-22 664*
Net interest income [1]							
Dividends received *	35	365	-90	63	400	-84	634
Commission income	*1 358*	*1 294*	*5*	*2 524*	*2 665*	*-5*	*5 192*
Commission costs	*- 203*	*- 213*	*-5*	*- 407*	*- 404*	*1*	*- 836*
Net commission income [2]	1 155	1 081	7	2 117	2 261	-6	4 356
Net result of financial transactions * [3]	522	339	54	1 023	1 093	-6	2 341
Other operating income	81	236	-66	344	1 010	-66	1 504
Total income	**3 259**	**3 257**	**0**	**6 401**	**7 184**	**-11**	**13 922**
Costs							
Staff costs	-1 315	-1 397	-6	-2 669	-2 675	0	-5 408
Other administrative and operating costs	-1 008	-1 362	-26	-2 073	-2 891	-28	-5 428
Depreciation and write-downs of tangible and intangible fixed assets	- 76	- 77	-1	- 148	- 153	-3	- 311
Merger & Restructuring costs	- 106	- 70	51	- 197	- 70	181	- 575
Total costs	**-2 505**	**-2 906**	**-14**	**-5 087**	**-5 789**	**-12**	**-11 722**
Profit/loss from banking operations before credit losses	**754**	**351**	**115**	**1 314**	**1 395**	**-6**	**2 200**
Net credit losses [4]	- 18	103	-117	- 19	135	-114	191
Change in value of seized assets		- 5	-100		- 5	-100	- 5
Write-downs of financial fixed assets							- 750
Operating profit	**736**	**449**	**64**	**1 295**	**1 525**	**-15**	**1 636**
Pension compensation	218	206	6	460	494	-7	849
Profit before appropriations and tax	**954**	**655**	**46**	**1 755**	**2 019**	**-13**	**2 485**
Other appropriations	- 209	- 223	-6	- 609	- 784	-22	-1 600
Current tax	- 231	- 132	75	- 296	- 314	-6	- 296
Deferred tax	- 52	98	-153	- 63	97	-165	86
Net profit	**462**	**398**	**16**	**787**	**1 018**	**-23**	**675**

* Dividend on shares in Merchant Banking's trading portfolio has been reclassified by SEK 1,291 M in the first half of 2001, of which SEK 1,098 M in the second quarter.

File No 82-3637

1) Net interest income - Skandinaviska Enskilda Banken

SEK M	Apr-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Interest income	*6 064*	7 199	-16	*11 653*	14 439	-19	27 156
Leasing income	165	148	11	327	295	11	595
Interest costs	-4 763	-6 111	-22	-9 126	-12 314	-26	-22 664
Leasing depreciation	- 52	- 44	18	- 103	- 88	17	- 182
Net interest income	**1 414**	**1 192**	**19**	**2 751**	**2 332**	**18**	**4 905**

2) Net commission income - Skandinaviska Enskilda Banken

SEK M	Apr-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Pyement commissions	156	154	1	333	344	-3	676
Securities commissions	587	661	-11	1 192	1 428	-17	2 669
Other commissions	412	266	55	592	489	21	1 011
Net commission income	**1 155**	**1 081**	**7**	**2 117**	**2 261**	**-6**	**4 356**

3) Net result of financial transactions - Skandinaviska Enskilda Banken

SEK M	Apr-June 2002	2001	Change, per cent	Jan-June 2002	2001	Change, per cent	Full year 2001
Shares/participations *	- 5	1 093	-100	211	1 286	-84	1 648
Interest-bearing securities	37	279	-87	123	460	-73	795
Other financial instruments	- 94	- 966	-90	- 263	- 901	-71	-1 242
Realised result	- 62	406	-115	71	845	-92	1 201
Shares/participations		- 4	-100	- 4	- 8	-50	- 23
Interest-bearing securities	15	- 115		- 53	- 124	-57	- 278
Other financial instruments	144	- 254		228	- 211		169
Unrealised value changes	159	- 373		166	- 343		- 132
Exchange rate fluctuations	343	306	12	704	591	19	1 272
Redemption of bonds	82			82			
Net result of financial transactions	**522**	**339**	**54**	**1 023**	**1 093**	**-6**	**2 341**

* Dividend on shares in Merchant Banking's trading portfolio has been reclassified by SEK 1,291 Mkr in the first half of 2001, of which SEK 1,098 M in the second quarter.

File No 82-3637

4) Net credit losses - Skandinaviska Enskilda Banken

SEK M	Apr-June 2002	2001	Förändring, procent	Jan-June 2002	2001	Change, per cent	Full year 2001
Specific provision for individually appraised receivables:							
Reported write-down, incurred losses	- 14	- 696	-98	- 283	- 744	-62	-1 041
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	5	671	-99	262	705	-63	959
Reported provision for probable losses	- 64	- 42	52	- 76	- 114	-33	- 357
Recovered from losses incurred in previous	11	58	-81	24	111	-78	297
Reversal of previous provisions for probable losses	44	99	-56	54	122	-56	316
Net cost	- 18	90	-120	- 19	80	-124	174
Group provision for individually appraised receivables:							
Allocation to/withdrawal from reserve							
Provisions for receivables appraised by category:							
Reported write-down, incurred losses							
Reported provision for possible losses							
Recovered from losses incurred in previous years							
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category							
Transfer risk reserve:							
Allocation to/withdrawal from reserve		7	-100		49	-100	- 6
Contingent liabilities:							
Allocation to/withdrawal from reserve		6	-100		6	-100	23
Net credit losses	**- 18**	**103**	**-117**	**- 19**	**135**	**-114**	**191**

Memorandum items - Skandinaviska Enskilda Banken

SEK M	30 June 2002	31 December 2001	30 June 2001
Collateral and comparable security pledged for own liabilities	97 316	117 379	92 298
Other pledged assets and comparable collateral	14 702	12 473	5 946
Contingent liabilities	40 362	40 459	44 751
Commitments	114 729	103 326	105 629

File No 82-3637

Balance sheet - Skandinaviska Enskilda Banken

SEK M	30 June 2002	31 December 2001	30 June 2001
Lending to credit institutions	219 299	227 364	213 726
Lending to the public	209 640	223 357	214 946
Interest-bearing securities	126 287	113 355	136 324
- Financial fixed assets	*2 521*	*2 459*	*3 360*
- Financial current assets	*123 766*	*110 896*	*132 964*
Shares and participations	54 811	44 352	50 446
Other assets	140 486	95 952	103 197
Total assets	**750 523**	**704 380**	**718 639**
Liabilities to credit institutions	201 963	203 701	213 629
Deposits and borrowing from the public	262 472	271 738	262 274
Securities issued, etc.	40 332	54 364	46 999
Other liabilities and provisions	195 418	120 175	141 304
Subordinated liabilities	25 074	26 832	27 707
Shareholders' equity [1)]	25 264	27 570	26 726
Total liabilities and shareholders' equity	**750 523**	**704 380**	**718 639**

1) Change in shareholders' equity

SEK M	30 June 2002	31 December 2001	30 June 2001
Opening balance	27 570	28 170	28 170
Dividend to shareholders	-2 818	-2 818	-2 818
Group contributions, net	327	1 544	341
Swap hedging of employee stock option programme*	74	- 1	
Elimination of repurchased of shares**	-659		
Translation difference	- 17		15
Net profit for the period	787	675	1 018
Closing balance	**25 264**	**27 570**	**26 726**

* Including dividends received

** SEB has repurchased 7 million series A shares for the employee stock option programme as described and decided at the Annual General Meeting

Cash flow analysis - Skandinaviska Enskilda Banken

SEK M	Jan-June 2002	Full year 2001	Jan-June 2001
Cash flow before changes in lending and deposits	3 068	-9 382	8 144
Increase (-)/decrease (+) in lending to the public	13 674	-2 407	5 595
Increase (+)/decrease (-) in deposits from the public	-9 266	37 088	27 624
Cash flow, current operations	7 476	25 299	41 363
Cash flow, investment activities	184	3 442	- 309
Cash flow, financing activities	-18 608	-5 076	-10 804
Cash flow	**-10 948**	**23 665**	**30 250**
Liquid funds at beginning of year	68 926	45 261	45 261
Cash flow	-10 948	23 665	30 250
Liquid funds at end of period	**57 978**	**68 926**	**75 511**